Filed pursuant to Rule 424(b)(3)
Registration Number 333-167244

PROSPECTUS

OFFER TO EXCHANGE

all outstanding unregistered 7 1/8% notes due 2016
that were issued on February 5, 2010
($100,000,000 aggregate principal amount)

for

7 1/8% exchange notes due 2016
that have been registered under the Securities Act of 1933

Fully and unconditionally guaranteed
as to payment of principal and interest
by the subsidiary guarantors

TERMS OF THE EXCHANGE OFFER

This prospectus and accompanying letter of transmittal relate to the proposed offer by P. H. Glatfelter Company to exchange up to $100,000,000 aggregate principal amount of 7 1/8% exchange notes due 2016, which are registered under the Securities Act of 1933, as amended, for any and all of its unregistered 7 1/8% notes due 2016 that were issued on February 5, 2010. The exchange notes are guaranteed as to payment of principal and interest by certain of P. H. Glatfelter Company’s domestic subsidiaries (the “subsidiary guarantors”). The unregistered notes have certain transfer restrictions. The exchange notes will be freely transferable.

•	THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 1, 2010, UNLESS WE EXTEND THE OFFER.

•	Tenders of outstanding unregistered notes may be withdrawn at any time before 5:00 p.m. on the date the exchange offer expires.

•	All outstanding unregistered notes that are validly tendered and not validly withdrawn will be exchanged.

•	The terms of the exchange notes to be issued are substantially similar to the unregistered notes, except they are registered under the Securities Act, do not have any transfer restrictions and do not have registration rights or rights to additional interest.

•	The exchange of unregistered notes for exchange notes will not be a taxable event for U.S. federal income tax purposes.

•	P. H. Glatfelter Company will not receive any proceeds from the exchange offer.

•	The exchange notes will not be listed on any exchange.

Please see “Risk Factors” beginning on page 14 for a discussion of certain factors you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 30, 2010.

Each holder of an unregistered note wishing to accept the exchange offer must deliver the unregistered note to be exchanged, together with the letter of transmittal that accompanies this prospectus and any other required documentation, to the exchange agent identified in this prospectus. Alternatively, you may effect a tender of unregistered notes by book-entry transfer into the exchange agent’s account at The Depository Trust Company (“DTC”). All deliveries are at the risk of the holder. You can find detailed instructions concerning delivery in the section called “The Exchange Offer” in this prospectus and in the accompanying letter of transmittal.

If you are a broker-dealer that receives exchange notes for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal accompanying this prospectus states that, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. You may use this prospectus, as we may amend or supplement it in the future, for your resales of exchange notes. We will make this prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the date of consummation of this exchange offer.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. Information incorporated by reference is available without charge to holders of our unregistered 7 1/8% notes due 2016, issued on February 5, 2010, upon written or oral request to us at P. H. Glatfelter Company, 96 South George Street, Suite 500, York, Pennsylvania 17401, Attention: Investor Relations, telephone number (717) 225-4711. To obtain timely delivery, security holders must request this information no later than five (5) business days before the date they must make their investment decision which would be September 1, 2010.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference are accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since these dates.

References to “we,” “us,” “our,” “Glatfelter” and the “Company” are to P. H. Glatfelter Company and its consolidated subsidiaries unless otherwise specified or the context otherwise requires.

Whenever we refer in this prospectus to the 7 1/8% notes due 2016, issued on February 5, 2010, we will refer to them as the “unregistered notes.” Whenever we refer in this prospectus to the registered 7 1/8% notes due 2016 offered hereby, we will refer to them as the “exchange notes.” The unregistered notes and the exchange notes are collectively referred to as the “notes.”

PROSPECTUS SUMMARY

This prospectus summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. You should carefully read this prospectus in its entirety including the documents incorporated by reference.

Our Company

Glatfelter began operations in 1864 and today, we believe we are one of the world’s leading manufacturers of specialty papers and fiber-based engineered products. Headquartered in York, Pennsylvania, we own and operate manufacturing facilities located in Pennsylvania, Ohio, Canada, Germany, the United Kingdom, France and the Philippines.

We manufacture a broad and diverse line of products serving customers in numerous markets. Many of the markets in which we operate are characterized by higher-value-added products and, in some cases, by higher growth prospects and lower cyclicality than commodity paper markets. Examples of some of our markets and product applications include:

•	papers for carbonless and forms products

•	filtration papers for the tea and coffee industry

•	airlaid non-woven fabric-like materials used in feminine hygiene and adult incontinence products, specialty wipes and food pads

•	book publishing papers

•	papers for specialized envelopes

•	papers for a wide variety of other specialty products including postage stamps, playing cards, greeting cards, digital imaging papers and FDA grades

•	metallized papers for packaging and bottled beverage labels

•	overlay papers for decorative laminate, flooring and furniture applications

We market our products worldwide both through wholesale paper merchants, brokers and agents and directly to our customers. Our revenue was $1.2 billion for 2009 and $340.9 million for the three months ended March 31, 2010.

Recent Developments

On February 12, 2010, we completed the acquisition of Concert Industries Corp. (“Concert”), a leading supplier of airlaid non-woven fabric-like material, for $235.8 million based on the currency exchange rates on the closing date. Concert, with approximately 590 employees, has operations located in Gatineau, Quebec, Canada and Falkenhagen, Brandenburg, Germany. Annual revenues totaled $203.0 million in 2009.

Concert manufactures highly absorbent cellulose based airlaid non-woven material used in products such as feminine hygiene and adult incontinence products, pre-moistened cleaning wipes, napkins and tablecloths, food pads and baby wipes.

On April 29, 2010 we entered into a new four-year, $225.0 million, multi-currency, revolving credit agreement with a consortium of banks, which we refer to herein as the credit agreement due May 2014. The new agreement replaces our existing bank credit agreement and matures May 31, 2014. See “Description of Other Indebtedness — Credit Agreement Due May 2014.”

In addition, in April 2010, we received a $54.9 million federal income tax refund in connection with the filing of our 2009 corporate income tax return which included the benefit of alternative fuel mixture credits.

Acquisitions

Over the past four years we completed the following acquisitions:

			Est.
			Annual
		Purchase	Revenue	Primary
Dollars in millions	Date	Price	Prior to Acquisition	Products

Business Location
Lydney, England	Mar ’06	$65.0	$75.0	Tea bags & coffee papers
Chillicothe, Ohio	Apr ’06	83.3	440.0	Carbonless papers & forms
Caerphilly, Wales	Nov ’07	12.6	53.4	Metallized
Gatineau, Canada and Falkenhagen, Germany	Feb ’10	235.8	203.0	Airlaid non-woven fabric

These strategic acquisitions significantly increased and diversified our revenues and provided us with additional operating scale, increased production capacity, and an expansion of our geographic reach.

Our Business Units

We manage our business as three distinct units: (i) the Specialty Papers business unit, (ii) the Composite Fibers business unit and (iii) the Advanced Airlaid Materials business unit. Consolidated net sales and the relative net sales contribution of each of our business units for the past three years and the three months ended March 31, 2010 are summarized below:

				March 31,
Dollars in thousands	2007	2008	2009	2010

Net sales	$1,148,323	$1,263,850	$1,184,010	$337,275
Business unit contribution
Specialty Papers	69.9%	66.0%	66.9%	61.6%
Composite Fibers	30.1	34.0	33.1	30.1
Advanced Airlaid Material(1)	—	—	—	8.3

Total	100.0%	100.0%	100.0%	100.0%

(1)	Results included since completion of Acquisition on February 12, 2010.

Net tons sold by each business unit for the past three years and the three months ended March 31, 2010 were as follows:

				March 31,
In thousands	2007	2008	2009	2010

Specialty Papers	726.7	743.8	738.8	193.2
Composite Fibers	72.9	85.6	80.1	21.3
Advanced Airlaid Material(1)	—	—	—	11.1

Total	799.6	829.4	818.9	225.6

(1)	Results included since completion of Acquisition on February 12, 2010.

Specialty Papers  Our Specialty Papers business unit focuses on producing papers for the following markets:

•	Carbonless papers & forms for credit card receipts, multi-part forms, security papers and other end-user applications;

•	Book publishing papers for the production of high quality hardbound books and other book publishing needs;

•	Envelope and converting papers for the direct mail market, shopping bags, and other converting applications; and

•	Engineered products for digital imaging, transfer, casting, release, postal, playing card and other niche specialty applications.

The markets in which Specialty Papers competes have undergone significant and rapid consolidation over the past several years resulting in fewer, more globally focused producers. Over 80% of the North American market share is now served by five paper companies, of which Glatfelter is one. Specialty Papers’ revenue composition by market consisted of the following for the years indicated:

In thousands	2007	2008	2009

Carbonless & forms	$345,785	$338,067	$320,088
Book publishing	185,343	201,040	176,646
Envelope & converting	116,797	138,293	146,812
Engineered products	136,785	149,372	143,490
Other	17,583	7,127	4,879

Total	$802,293	$833,899	$791,915

We believe we are one of the leading suppliers of book publishing papers in the United States and the second leading carbonless paper producer. Although the market for carbonless papers in North America is declining approximately 8% to 10% per year, and in 2009, in part due to the recession, this decline was greater, we have been successful in executing our strategy to replace this lost volume with products such as envelope and converting papers, forms and other products. Specialty Papers also produces paper that is converted into specialized envelopes in a wide array of colors, finishes and capabilities. This market is generally more mature and declining. However, we compete on our customer service capabilities and have grown our market share in each of the last three years.

Specialty Papers’ highly technical engineered products include those designed for multiple end uses, such as papers for pressure-sensitive postage stamps, greeting and playing cards, conical cups, digital imaging applications and for release paper applications. Such products comprise an array of distinct business niches that are in a continuous state of evolution. Many of these products are utilized by demanding, specialized customer and end-user applications. Some of our products are new and higher growth while others are more mature and further along in the product life cycle. Because many of these products are technically complex and involve substantial customer-supplier development collaboration, they typically command higher per ton prices and generally exhibit greater pricing stability relative to commodity grade paper products.

Composite Fibers  Our Composite Fibers business unit serves customers globally and focuses on higher-value-added products in the following markets:

•	Food & Beverage paper used for tea bags and coffee pods/pads;

•	Metallized products used in the labeling of beer bottles, innerliners, gift wrap, self-adhesive labels and other consumer products applications;

•	Composite Laminates papers used in production of decorative laminates, furniture and flooring applications; and

•	Technical Specialties is a diverse line of paper products used in batteries, medical masks and other highly engineered applications.

We believe this business unit maintains a market leadership position in the tea bag and coffee pods/pads and filters market and the composite laminates market. Since the completion of the Caerphilly acquisition, we have the second largest market share for metallized products globally. Composite Fibers’ revenue composition by market consisted of the following for the years indicated:

In thousands	2007	2008	2009

Food & beverage	$218,961	$252,545	$233,899
Metallized	45,426	85,719	81,388
Composite laminates	52,972	58,705	46,442
Technical specialties and other	28,671	32,983	30,366

Total	$346,030	$429,952	$392,095

Our focus on products made from abaca pulp has made us the world’s largest producer of tea bag and coffee pods/pads filter papers. Many of this unit’s papers are technically sophisticated. Most of the products produced in the Composite Fibers business unit, except for metallized papers, are extremely lightweight and require very specialized fibers. Our engineering capabilities, specialized equipment and customer orientation position us well to compete in these global markets.

Advanced Airlaid Materials  Our Advanced Airlaid Materials business unit manufactures highly absorbant cellulose-based airlaid non-woven materials used to manufacture a diverse range of consumer and industrial products such as feminine hygiene products, adult incontinence products, pre-moistened cleaning wipes, food pads, napkins and tablecloths, and baby wipes. Sales of feminine hygiene products accounted for approximately 85% of Concert’s sales in 2009. We expect the market for these products collectively to grow at a compound annual growth rate of approximately 5% over the next four years.

We believe this business unit is a technology and product innovation leader in technically demanding segments of the airlaid market. Its facilities at Gatineau, Quebec, Canada and Falkenhagen, Germany are among the most modern and flexible airlaid facilities in the world. This unit uses highly productive, proprietary single-lane rotary festooning technology, which was developed in 2002. We believe we have leading market positions in the feminine hygiene and adult incontinence markets served by this unit (based on 2008 capacity). Our in-house technical product and process expertise, festooning capabilities and rigorous customer requirements create substantial barriers to entry for new entrants.

Our Competitive Strengths

Since commencing operations over 145 years ago, we believe that Glatfelter has developed into one of the world’s leading manufacturers of specialty papers and fiber-based engineered products. We believe that the following competitive strengths have contributed to our success:

•	Broad and diverse product portfolio. We manufacture a large portfolio of fiber-based specialized products which diversifies our revenue base which enables us to access a variety of end-markets and to pursue a wide range of customers. We have the ability to shift production in order to capitalize on market opportunities. The breadth and global reach of our product range help cushion the impact of external economic influences on us.

•	Leading market positions in higher-value, niche segments. We have focused our resources to achieve market-leading positions in certain higher-value, niche segments. Our products include various highly specialized products designed for technically demanding end uses. Consequently, many of our products achieve premium pricing relative to that of commodity grade products. In each of the past three years, over 75% of our sales were derived from these higher-value, niche products. The specialized nature of these products generally provides greater pricing stability relative to commodity grade products.

•	Integrated and flexible production. In Specialty Papers we are a nearly fully integrated producer and are able to mitigate adverse fluctuations in the costs of certain raw materials and energy. In Specialty Papers, our Spring Grove and Chillicothe facilities are vertically integrated operations producing in excess of 85% of the annual pulp required for their paper production. Our Spring Grove and Chillicothe facilities also generate 100% of the steam and substantially all of the electricity required for their operations.

In Composite Fibers, our Philippine mill processes abaca fiber to produce abaca pulp, a key raw material used by this business unit. The Philippine mill produces approximately 80% of the annual abaca pulp required for Composite Fibers’ production requirements. However, this unit purchases all of its wood pulp requirements.

The Advanced Airlaid Materials business unit is not an integrated producer. However, approximately 80% of this unit’s sales are subject to raw material cost pass-through arrangements that help mitigate the risk of input cost increases.

The flexible operating platform within each of our business units offers the following unique benefits:

•	the capability to manufacture a broad and diverse product portfolio;

•	the ability to shift manufacturing capacity among product lines;

•	the flexibility to maximize manufacturing efficiencies in response to changing market dynamics; and

•	support for our New Product Development initiatives.

•	Customer-centric business focus. We offer a unique and diverse product line that can be customized to serve the individual needs of our customers. This allows us to develop close relationships with our key customers and to be adaptable in our product development, manufacturing, sales and marketing practices to meet changing customer needs. We believe that this approach has led to the development of excellent customer relationships, defensible market positions, and increased pricing stability relative to commodity producers. Additionally, our customer-centric focus has been a key driver to our success in new product development.

•	Significant investment in product development. In order to keep up with our customers’ ever-changing needs, we continually enhance our product offerings through significant investment in product development. In each of the past three years, we invested approximately $8 million in product development activities. We derive a significant portion of our revenue from products developed, enhanced or improved as a result of these activities. Revenue generated from products developed, enhanced or improved within the five previous years as a result of these activities represented in excess of 50% of net sales in each of the past three years ended December 31, 2009.

Our Business Strategy

Our vision is to become the global supplier of choice in specialty papers and engineered products. We are continuously developing and refining our strategies to strengthen our business and position it for the future. Execution of our strategies is dependent on our customer relationships, technology, operational flexibility and our new product development efforts. Components of our strategy include:

Specialty Papers  The North American uncoated free sheet market has been challenged by a supply and demand imbalance, particularly for commodity-like products. While the industry has narrowed the supply-demand gap by eliminating capacity, the imbalance continues. To be successful in the current market environment, our strategy is focused on:

•	leveraging our flexible operating platform to optimize product mix by shifting production among facilities to more closely match output with changing demand trends;

•	employing our new product development capabilities to meet changing customer demands and to replace declining carbonless volumes;

•	employing a low-cost approach to our manufacturing activities and continuously implementing cost reduction initiatives; and

•	improving business processes and deploying continuous improvement capabilities to maintain superior customer service.

Composite Fibers  The markets served by this business unit are characterized by long-term growth opportunities. To take advantage of this, our strategy is focused on:

•	capturing world-wide growth in Composite Fibers’ core markets of food & beverage, composite laminates and metallized papers;

•	enhancing product mix across all of the business unit’s markets by utilizing new product development capabilities; and

•	implementing cost reduction initiatives including, among others, work-force efficiencies and improved supply chain management.

Advanced Airlaid Materials  This business unit competes in a technically demanding segment of the airlaid market with substantial barriers to entry. To continue its success, our strategy is focused on:

•	maintaining or growing market share in feminine hygiene and adult incontinence products; and

•	expanding product offerings to diversify the business unit’s revenue base and improve capacity utilization.

Balance Sheet  We are focused on prudent financial management and the maintenance of a conservative capital structure. By aggressively managing working capital to maximize cash flow from operations, making disciplined capital expenditure decisions and monetizing the value of our timberland assets, we are able to maintain a strong balance sheet, thereby preserving the flexibility to pursue strategic opportunities that will benefit our shareholders.

Acquisitions  We have a demonstrated ability to establish leading market positions through the successful acquisition and integration of complementary businesses. Since 2006, we have successfully completed four acquisitions. Our purchase of Concert in February of this year enables us to grow with the industry leaders in feminine hygiene and adult incontinence products and complements our long-term strategy of driving growth in part through acquisitions. In November 2007, we expanded our growth platform in metallized products and created a major increase in our European production scale through our acquisition of Metallised Products Limited and its facility located in Caerphilly, United Kingdom. Our acquisition of the carbonless business operations of NewPage Corporation in April 2006 permitted us to take advantage of that operation’s scale and efficient manufacturing environment to expand our higher-value-added Specialty Papers business unit. Our acquisition of the Lydney mill from J R Crompton Ltd. in March 2006 further strengthened our leading position in tea bags and coffee filter papers.

Company Information

We are incorporated under the laws of the Commonwealth of Pennsylvania. Our executive offices are located at 96 South George Street, Suite 500, York, Pennsylvania 17401. Our telephone number is (717) 225-4711. Our website address is www.glatfelter.com. The information on our website is not part of this prospectus.

Summary of the Exchange Offer

On February 5, 2010, we issued $100 million aggregate principal amount of unregistered 7 1/8% notes due 2016. The unregistered notes are fully and unconditionally guaranteed as to payment of principal and interest by each of the subsidiary guarantors. On the same day, we and the initial purchasers of the unregistered notes entered into a registration rights agreement in which we agreed that you, as a holder of unregistered notes, would be entitled to exchange your unregistered notes for exchange notes registered under the Securities Act. This exchange offer is intended to satisfy these rights. After the exchange offer is completed, you will no longer be entitled to any registration rights with respect to the notes. The exchange notes will be our obligation and will be entitled to the benefits of the indenture relating to the notes. The exchange notes will also be fully and unconditionally guaranteed as to payment of principal and interest by each of the subsidiary guarantors. The form and terms of the exchange notes are identical in all material respects to the form and terms of the unregistered notes, except that:

•	the exchange notes have been registered under the Securities Act and, therefore, will contain no restrictive legends;

•	the exchange notes will not have registration rights; and

•	the exchange notes will not have rights to additional interest.

For additional information on the terms of this exchange offer, see “The Exchange Offer.”

The Exchange Offer	We are offering to exchange any and all of our 7 1/8% exchange notes due 2016, which have been registered under the Securities Act, for any and all of our outstanding unregistered 7 1/8% notes due 2016 that were issued on February 5, 2010. As of the date of this prospectus, $100 million in aggregate principal amount of these 7 1/8% unregistered notes due 2016 are outstanding.

Expiration of the Exchange Offer	The exchange offer will expire at 5:00 p.m., New York City time, on September 1, 2010, unless we decide to extend the exchange offer.

Conditions of the Exchange Offer	We will not be required to accept for exchange any unregistered notes, and may amend or terminate the exchange offer if any of the following conditions or events occurs:

• the exchange offer or the making of any exchange by a holder of unregistered notes violates applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission (the “SEC”);

• any action or proceeding shall have been instituted with respect to the exchange offer which, in our reasonable judgment, would impair our ability to proceed with the exchange offer; or

• any laws, rules or regulations or applicable interpretations of the staff of the SEC are issued or promulgated which, in our good faith determination, do not permit us to effect the exchange offer.

We will give oral or written notice of any non-acceptance of the unregistered notes or of any amendment to or termination of the exchange offer to the registered holders of the unregistered notes promptly. We reserve the right to waive any conditions of the exchange offer.

Resales of the Exchange Notes	Based on interpretative letters of the SEC staff to third parties unrelated to us, we believe that you can resell and transfer the exchange notes you receive pursuant to this exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• any exchange notes to be received by you will be acquired in the ordinary course of your business;

• you are not engaged in, do not intend to engage in and have no arrangements or understandings with any person to participate in, the distribution of the unregistered notes or exchange notes;

• you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of ours, or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

• if you are a broker-dealer, you have not entered into any arrangement or understanding with us or any of our “affiliates” to distribute the exchange notes; and

• you are not acting on behalf of any person or entity that could not truthfully make these representations.

If you wish to participate in the exchange offer, you must represent to us in writing that these conditions have been met.

If you are a broker-dealer and you will receive exchange notes for your own account in exchange for unregistered notes that were acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers.

Accrued Interest on the Exchange Notes and Unregistered Notes	The exchange notes will accrue interest from and including May 1, 2010. We will pay interest on the exchange notes semiannually in arrears on May 1 and November 1 of each year, commencing November 1, 2010.

Holders of unregistered notes that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest accrued from the date of the last interest payment date that was made in respect of the unregistered notes until the date of the issuance of the exchange notes. Consequently, holders of exchange notes will receive the same interest payments that they would have received had they not accepted the exchange offer.

Procedures for Tendering Unregistered Notes	If you wish to participate in the exchange offer:

• You must transmit a properly completed and signed letter of transmittal, and all other documents required by the letter of transmittal, to the exchange agent at the address set forth in the letter of transmittal. These materials must be received by the exchange agent before 5:00 p.m., New York City time, on September 1, 2010, the expiration date of the exchange offer. You must also provide physical delivery of your unregistered notes to the exchange agent’s address as set forth in the letter of transmittal. The letter of transmittal must also contain the representations you must make to us as described under “The Exchange Offer — Procedures for Tendering”; or

• You may effect a tender of unregistered notes electronically by book-entry transfer into the exchange agent’s account at DTC. By tendering the unregistered notes by book-entry transfer, you must agree to be bound by the terms of the letter of transmittal.

Special Procedures for Beneficial Owners	If you are a beneficial owner of unregistered notes that are held through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such unregistered notes, you should contact the registered holder promptly and instruct them to tender your unregistered notes on your behalf.

Guaranteed Delivery Procedures for Unregistered Notes	If you cannot meet the expiration deadline, or you cannot deliver on time your unregistered notes, the letter of transmittal or any other required documentation, or comply on time with DTC’s standard operating procedures for electronic tenders, you may tender your unregistered notes according to the guaranteed delivery procedures set forth under “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw the tender of your unregistered notes at any time prior to 5:00 p.m., New York City time, on September 1, 2010, the expiration date.

Consequences of Failure to Exchange	If you are eligible to participate in this exchange offer and you do not tender your unregistered notes as described in this prospectus, your unregistered notes will continue to be subject to transfer restrictions. As a result of the transfer restrictions and the availability of exchange notes, the market for the unregistered notes is likely to be much less liquid than before this exchange offer. The unregistered notes will, after this exchange offer, bear interest at the same rate as the exchange notes.

Certain U.S. Federal Income Tax Considerations	The exchange of the unregistered notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent for Unregistered Notes	HSBC Bank USA, National Association.

Summary Description of the Exchange Notes

The following is a brief summary of some of the terms of the exchange notes. For a more complete description of the terms of the exchange notes, see “Description of Notes” in this prospectus.

Issuer	P. H. Glatfelter Company

Exchange Notes	$100,000,000 aggregate principal amount of 7 1/8% exchange notes due 2016.

Maturity Date	May 1, 2016.

Interest	7 1/8% per annum, payable semi-annually in arrears on May 1 and November 1, beginning November 1, 2010.

Guarantees	The notes will be guaranteed fully and unconditionally, jointly and severally, by certain of our current and future domestic subsidiaries.

Ranking	The notes will be:

• senior unsecured obligations of the Company;

• equal in ranking (“pari passu”) with all of our existing and future senior indebtedness; and

• senior in right of payment to our subordinated indebtedness.

Secured debt that we may incur in the future and all of our other secured obligations in effect from time to time will be effectively senior to the notes to the extent of the value of the assets securing such debt or other obligations. For a more detailed description, see “Description of Notes — Optional Redemption.”

Optional Redemption	Prior to May 1, 2011, we may redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest plus a “make-whole” premium set forth under “Description of the Notes — Optional Redemption.” We may redeem some or all of the notes at any time and from time to time on or after May 1, 2011, at the redemption prices set forth under “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest to the date of redemption.

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

• incur or guarantee additional indebtedness or issue certain preferred stock;

• pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

• transfer or sell assets;

• make investments;

• incur liens and enter into sale/leaseback transactions;

• enter into transactions with our affiliates; and

• merge or consolidate with other companies or transfer all or substantially all of the assets.

These covenants are subject to important limitations and exceptions, which are described in this prospectus. For a more detailed description, see “Description of Notes — Certain Covenants.”

Trustee	HSBC Bank USA, National Association

Listing	The exchange notes will not be listed on an exchange.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Certain U.S. Federal Income Tax Considerations	The exchange of the unregistered notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of risk factors related to our business.

Summary Consolidated Financial Information

You should read the following summary consolidated financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, each of which is incorporated by reference herein, and with “Selected Consolidated Financial Data” included elsewhere in this prospectus. The summary consolidated financial information as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2009 is derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary consolidated financial information as of December 31, 2007 is derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus. The summary unaudited consolidated financial information for the three months ended March 31, 2009 and 2010, and as of March 31, 2010, is derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus. The unaudited financial information has been prepared on a basis consistent with our audited consolidated financial statements and, in our opinion, reflects all normal, recurring adjustments needed to present fairly our results for the periods presented. The historical results are not necessarily indicative of our future results of operations or financial performance.

				Three Months
	Year Ended December 31			Ended March 31
	2007(1)	2008	2009	2009	2010(2)
	In thousands

Income Statement Data:
Net sales	$1,148,323	$1,263,850	$1,184,010	$291,552	$337,275
Energy and related sales — net	9,445	9,364	13,332	1,931	3,607

Total revenues	1,157,768	1,273,214	1,197,342	293,483	340,882
Costs of products sold	1,001,456	1,095,432	927,578 (3)	250,169	296,666

Gross profit	156,312	177,782	269,764	43,314	44,216
Selling, general and administrative expenses	116,144 (4)	97,897	110,257	24,513	34,670	(5)
(Reversals of) shutdown and restructuring charges	35	(856)	–	–	–
Gains on disposition of plant, equipment and timberlands, net	(78,685)	(18,468)	(898)	(699)	–

Operating income	118,818	99,209	160,405	19,500	9,546
Other nonoperating income (expense)
Interest expense	(29,022)	(23,160)	(19,220)	(5,126)	(5,663)
Interest income	3,933	4,975	1,886	708	170
Other — net	205	2	75	17	(3,983	)(6)

Total other nonoperating expense	(24,884)	(18,183)	(17,259)	(4,401)	(9,476)

Income before income taxes	93,934	81,026	143,146	15,099	70
Income tax provision	30,462 (7)	23,138	19,704	3,561	444

Net income (loss)	$63,472	$57,888	$123,442	$11,538	$(374)

				Three Months
	Year Ended December 31			Ended March 31
	2007(1)	2008	2009	2009	2010(2)
	In thousands

Cash Flow Data:
Cash provided (used) by continuing operations:
Operating activities	$100,332	$53,425	$163,868	$(1,185)	$20,370
Investing activities	4,733	(33,190)	12,544	(4,506)	(239,142	)(8)
Financing activities	(99,371)	(12,879)	(75,329)	(1,893)	113,074	(9)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$29,833	$32,234	$135,420		$26,575
Working capital(10)	175,856	201,717	333,946		257,021
Total assets	1,287,067	1,057,309	1,190,294		1,331,104
Total debt	313,185	313,285	254,583		374,749
Shareholders’ equity	476,068	342,707	510,704		490,785

(1)	The 2007 income statement data includes the results of operations of the November 2007 Metallised Products Ltd. acquisition beginning with the closing of such acquisition.

(2)	The income statement data for the three months ended March 31, 2010 includes the results of operations of Concert Industries, prospectively from February 12, 2010, the date the acquisition was completed.

(3)	During 2009, we recognized $107.8 million of alternative fuel mixture credits, all of which were recorded as a reduction to cost of products sold.

(4)	Includes a $26.0 million charge related to the Fox River environmental remediation matter.

(5)	Includes $8.5 million of acquisition and integration costs directly related to the Concert acquisition.

(6)	Includes a $3.4 million loss on a series of forward foreign currency contracts entered into to hedge the Canadian dollar purchase price of the Concert acquisition, net of realized currency translation gains.

(7)	Includes a $5.7 million deferred tax benefit related to the reduction of the German corporate income tax rate in 2007.

(8)	Includes $233.0 million of cash used to purchase Concert, net of cash acquired.

(9)	Includes $95 million of proceeds from the issuance of the unregistered notes, before transaction costs.

(10)	Working capital is defined as current assets less current liabilities.

RISK FACTORS

You should carefully consider the risks described below. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations.

If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you may lose all or part of your original investment.

Risks Relating to Our Business

Our business and financial performance may be adversely affected by the adverse global economic environment or downturns in the target markets that we serve.

Demand for our products in the markets we serve is primarily driven by demand for our customers’ products, which has been affected by general economic conditions. Downturns in our target markets could result in decreased demand for our products. Our results could be adversely affected if economic conditions further weaken or fail to continue to improve. Also, there may be periods during which demand for our products is insufficient to enable us to operate our production facilities in an economical manner. Further, an extended or more severe global economic downturn may cause customer insolvencies which may result in their inability to satisfy their financial obligations to us. These conditions are beyond our ability to control and may have a significant impact on our sales and results of operations.

In addition to fluctuations in demand for our products in the markets we serve, the markets for our products are also significantly affected by changes in industry capacity and output levels. There continue to be periods of supply/demand imbalance in the pulp and paper industry, which have caused pulp and paper prices to be volatile. The timing and magnitude of price increases or decreases in the pulp, paper and airlaid markets have generally varied by region and by product type. A sustained period of weak demand or excess supply would likely adversely affect pulp, paper and airlaid prices. This could have a material adverse affect on our operating and financial results.

The cost of raw materials and energy used to manufacture our products could increase and the availability of certain raw materials could become constrained.

We require access to sufficient and reasonably priced quantities of pulpwood, purchased pulps, pulp substitutes, abaca fiber and certain other raw materials. Our Spring Grove and Chillicothe locations are vertically integrated manufacturing facilities that generate in excess of 85% of their annual pulp requirements. However, as a result of selling timberlands over the past several years, purchased timber represents a larger source of the total pulpwood used in our operations.

Our Philippine mill purchases abaca fiber to produce abaca pulp, which we use to manufacture our tea bag and coffee pods/pads filter paper products at our Gernsbach, Scaër and Lydney facilities. However, in the past the supply of abaca fiber has been constrained unexpectedly due to severe weather related damage to the source crop as well as selection by land owners of alternative uses of land in lieu of fiber producing activities. As a result of supply constraints, we have experienced volatility.

Our Advanced Airlaid Materials business unit requires access to sufficient quantities of fluff pulp, the supply of which is subject to availability of certain softwoods. Such availability can be limited by many factors, including, but not limited to, weather in regions where softwoods are abundant.

The cost of many of our production materials and costs, including petroleum based chemicals and freight charges, are influenced by the cost of oil. In addition, coal is a principal source of fuel for both the Spring Grove and Chillicothe facilities and natural gas is used as a source of fuel for our Chillicothe and Composite Fibers’ business unit facilities. Also, in prior years other input costs such as caustic, starch and others, have exhibited extreme upward pricing pressure. In addition, our vendors’ liquidity may be impacted by the economy creating supply shortages.

We may not be able to pass increased raw materials or energy costs on to our customers if the market will not bear the higher price or where existing agreements with our customers limit price increases. If price adjustments significantly trail increases in raw materials or energy prices our operating results could be adversely affected.

Our industry is highly competitive and increased competition could reduce our sales and profitability.

In recent years, the global paper industry in which we compete has been adversely affected by paper producing capacity exceeding the demand for products and by declining uncoated free sheet demand. As a result, the uncoated free sheet industry has taken steps to reduce underperforming capacity. However, slowing demand or increased competition could force us to lower our prices or to offer additional services at a higher cost to us, which could reduce our gross margins and net income. In addition, the greater financial resources of certain of our competitors may enable them to commit larger amounts of capital in response to changing market conditions. Certain competitors may also have the ability to develop product or service innovations that could put us at a competitive disadvantage.

Some of the factors that may adversely affect our ability to compete in the markets in which we participate include:

•	the entry of new competitors into the markets we serve, including foreign producers;

•	the willingness of commodity-based paper producers to enter our specialty markets when they are unable to compete or when demand softens in their traditional markets;

•	the aggressiveness of our competitors’ pricing strategies, which could force us to decrease prices in order to maintain market share;

•	our failure to anticipate and respond to changing customer preferences;

•	the impact of emerging electronic-based substitutes for certain of our products such as book publishing and envelope;

•	our inability to develop new, improved or enhanced products; and

•	our inability to maintain the cost efficiency of our facilities.

If we cannot effectively compete in the markets in which we operate, our sales and operating results would be adversely affected.

We may not be able to continue to develop new products acceptable to our customers.

Our business strategy is market focused and includes investments in developing new products to meet the changing needs of our customers and to maintain or grow our market share. Our success will depend in large part on our ability to develop and introduce new and enhanced products that keep pace with introductions by our competitors and changing customer preferences. If we fail to anticipate or respond adequately to these factors, we may lose opportunities for business with both current and potential customers. The success of our new product offerings will depend on several factors, including our ability to:

•	anticipate and properly identify our customers’ needs and industry trends;

•	price our products competitively;

•	develop and commercialize new products and applications in a timely manner;

•	differentiate our products from our competitors’ products; and

•	invest in research and development activities efficiently.

Our inability to develop new products could adversely impact our business and ultimately harm our profitability.

We are subject to substantial costs and potential liability for environmental matters.

We are subject to various environmental laws and regulations that govern our operations, including discharges into the environment, and the handling and disposal of hazardous substances and wastes. We are also subject to laws and regulations that impose liability and clean-up responsibility for releases of hazardous substances into the environment. To comply with environmental laws and regulations, we have incurred, and will continue to incur, substantial capital and operating expenditures. We anticipate that environmental regulation of our operations will continue to become more burdensome and that capital and operating expenditures necessary to comply with environmental regulations will continue, and perhaps increase, in the future. Because environmental regulations are not consistent worldwide, our ability to compete globally may be adversely affected by capital and operating expenditures required for environmental compliance. In addition, we may incur obligations to remove or mitigate any adverse effects on the environment, such as air and water quality, resulting from mills we operate or have operated. Potential obligations include compensation for the restoration of natural resources, personal injury and property damages.

Despite a recent favorable ruling in the pending Fox River litigation, we continue to have exposure to liability for remediation and other costs related to the presence of polychlorinated biphenyls in the lower Fox River on which our former Neenah, Wisconsin mill was located. There can be no assurance that we will not be required to ultimately pay material amounts to resolve our liability in the Fox River matter. We have financial reserves for environmental matters, including the Fox River site, but we cannot be certain that those reserves will be adequate to provide for future obligations related to these matters, that our share of costs and/or damages for these matters will not exceed our available resources, or that such obligations will not have a long-term, material adverse effect on our consolidated financial position, liquidity or results of operations.

Our environmental issues are complicated and should be reviewed in context; please see a more detailed discussion of these matters in Item 8 – Financial Statements and Supplementary Data – Note 21 in our Form 10-K for the year ended December 31, 2009, which is incorporated by reference herein.

We may not be able to successfully integrate the Concert acquisition or realize the potential benefits of the acquisition, which could have a material adverse effect on our results of operations.

We may not be able to combine successfully the operations of Concert with our operations. The integration of Concert with our operations will require significant attention from management and may impose substantial demands for other resources. Acquisitions inherently involve risks, including those associated with assimilating and integrating different business operations, corporate cultures, personnel, infrastructures and technologies or products and increasing the scope, geographic diversity and complexity of our operations. There may be additional costs or liabilities that are not currently anticipated, including unexpected loss of key employees or customers of Concert and hiring additional management and other critical personnel. The acquisition may also be disruptive to our ongoing business and may not be successfully received by our customers. The purchase of Concert also involved a significant capital commitment, and the return that we achieve on any capital invested may be less than the return that we would achieve on our other projects or investments. Any of these factors could adversely affect our operations, financial results and liquidity.

Furthermore, we may not realize the potential benefits of the acquisition. Historically, Concert has been dependent upon a limited number of customers and product markets for a significant portion of its net sales. One customer accounted for the majority of Concert’s net sales for the year ended December 31, 2009. The loss of a significant customer could have a material adverse effect on our operating results. In addition, Concert’s sales in the feminine hygiene market accounted for approximately 85% of its net sales in 2009. A decline in our sales of feminine hygiene products or in sales of feminine hygiene products generally could have a material adverse effect on our operating results. Customers in the airlaid non-woven fabric material market, including the feminine hygiene market, may also switch to less expensive products or otherwise reduce demand for our products, thus reducing the size of the markets in which we currently sell our products. Any of the foregoing could result in our failing to realize the benefits of the acquisition, which could have a material adverse effect on our financial performance and business prospects.

Our operations may be impaired and we may be exposed to potential losses and liability as a result of natural disasters, acts of terrorism or sabotage or similar events.

Natural disasters, such as earthquakes, flooding or fire, and acts of terrorism or sabotage affecting our operating activities and major facilities could materially and adversely affect our operations, our operating results and financial condition. In particular, we own and operate four dams in York County, Pennsylvania that were built to ensure a steady supply of water for the operation of our paper mill in Spring Grove, Pennsylvania, one of two main facilities for our Specialty Papers business unit. Each of these dams is classified as “high hazard” by the Commonwealth of Pennsylvania because they are located in close proximity to inhabited areas and sudden failure would endanger occupants or residential, commercial or industrial structures. Failure or breach of any of the dams, including as a result of natural disaster or act of terrorism or sabotage, could cause significant personal injuries and damage to residential and commercial property downstream for which we may be liable. The failure of a dam could also be extremely disruptive and result in damage to or the shutdown of our Spring Grove mill. Any losses or liabilities incurred due to the failure of one of our dams may not be fully covered by our insurance policies or may substantially exceed the limits of our policies, and could materially and adversely affect our operating results and financial condition.

In addition, many of our paper making operations require a reliable and abundant supply of water. Such mills rely on a local water body or water source for its water needs and, therefore, is particularly impacted by drought conditions or other natural or manmade interruptions to its water supplies. At various times and for differing periods, each of our mills has had to modify operations due to water shortages or low flow conditions in its principal water supplies. Any interruption or curtailment of operations at any of our paper mills due to drought or low flow conditions at the principal water source or another cause could materially and adversely affect our operating results and financial condition.

Further, our pulp mill in Lanao del Norte on the Island of Mindanao in the Republic of the Philippines is located along the Pacific Rim in the world’s hazard belt. By virtue of its geographic location, this mill is subject to, among other types of natural disasters, floods, droughts, cyclones, typhoons, earthquakes, windstorms and volcanic activity. Moreover, the area of Lanao del Norte has been a target of terrorist activities, including bombings, by suspected members of the al-Qaeda-linked Islamist groups in the Philippines, such as the Abu Sayyaf and the Rajah Solaiman Group and other Islamic militant groups, most notably the Moro Islamic Liberation Front. The most common bomb targets in Lanao del Norte to date have been power transmission towers. Our pulp mill in Mindanao is located in a rural portion of the island and is susceptible to attacks or power interruptions. The Mindanao mill supplies approximately 80% of the abaca pulp that is used by our Composite Fibers business unit to manufacture our paper used for tea bags and coffee pods/pads. Any interruption, loss or extended curtailment of operations at our Mindanao mill could materially and adversely affect our operating results and financial condition.

We have operations in a potentially politically and economically unstable location.

Our pulp mill in the Philippines is located in a region that is unstable and subject to political unrest. As discussed above, our Philippine pulp mill produces abaca pulp, a significant raw material used by our Composite Fibers business unit and is currently our main provider of abaca pulp. There are limited suitable alternative sources of readily available abaca pulp in the world. In the event of a disruption in supply from our Philippine mill, there is no guarantee that we could obtain adequate amounts of abaca pulp from alternative sources at a reasonable price or at all. As a consequence, any civil disturbance, unrest, political instability or other event that causes a disruption in supply could limit the availability of abaca pulp and would increase our cost of obtaining abaca pulp. Such occurrences could adversely impact our sales volumes, revenues and operating results.

Our international operations pose certain risks that may adversely impact sales and earnings.

We have significant operations and assets located in Canada, Germany, France, the United Kingdom and the Philippines. Our international sales and operations are subject to a number of special risks, in addition to the risks in our domestic sales and operations, including differing protections of intellectual property, trade barriers, labor unrest, exchange controls, regional economic uncertainty, differing (and possibly more stringent) labor regulation, risk of governmental expropriation, domestic and foreign customs and tariffs, differing regulatory environments, difficulty in managing widespread operations and political instability. These factors may adversely affect our future profits. Also, in some foreign jurisdictions, we may be subject to laws limiting the right and ability of entities organized or operating therein to pay dividends or remit earnings to affiliated companies unless specified conditions are met. Any such limitations would restrict our flexibility in using funds generated in those jurisdictions.

Foreign currency exchange rate fluctuations could adversely affect our results of operations.

We own and operate production facilities in Canada, Germany, France, the United Kingdom and the Philippines and as a result of the recent completion of the Concert acquisition, in Canada. The majority of our business is transacted in U.S. dollars, however, a substantial portion of business is transacted in Euros, British Pound Sterling and Canadian dollars. With respect to the Euro, we generate substantially greater cash inflow than we do outflow. However, with respect to the British Pound Sterling, we have greater outflows than inflows of this currency. As a result of these positions, we are exposed to changes in currency exchange rates.

Our ability to maintain our products’ price competitiveness is reliant, in part, on the relative strength of the currency in which the product is denominated compared to the currency of the market into which it is sold and the functional currency of our competitors. Changes in the rate of exchange of foreign currencies in relation to the U.S. dollar, and other currencies, may adversely impact our results of operations and our ability to offer products in certain markets at acceptable prices.

Substantially lower and more volatile market-based prices for sales of excess electricity compared to the fixed-price we historically received may prevent us from achieving the historical margins on our sales of excess electricity in relation to our coal supply contract, which could have a material adverse effect on our consolidated financial position and results of operations.

Because our Spring Grove facility produces more electricity than it requires for its operations, we sell the excess energy produced. Historically, we sold the excess electricity to the local power company under a fixed-price long-term contract, which expired March 31, 2010. We now sell our excess electricity at wholesale market prices prevailing at the time of sale. Market prices for electricity have historically been volatile and may continue to be substantially lower than the price we historically received under the expired contract.

We generate electricity at our Spring Grove facility using a variety of fuels, including coal. We purchase coal for this facility under a long-term, fixed price supply contract, which expires at the end of 2012. Our cost of coal, as well as the costs incurred for natural gas and other fuels used to generate electricity, have a major impact on the net revenue and overall profitability of our Specialty Paper business unit. The combination market based pricing for energy sales and the fixed pricing of the coal contract may limit our ability to generate the level of net revenues from energy sales that we historically achieved and limit the overall profitability of our Specialty Papers business unit, which could have a material adverse affect on our consolidated financial position and results of operations.

The impairment of financial institutions or sovereign countries may adversely affect us.

We, our customers and our vendors, have transactions and borrowing arrangements with U.S. and foreign commercial banks, and other financial institutions, some of whom may be exposed to ratings downgrade, bankruptcy, liquidity, default or similar risks, especially in connection with recent financial market turmoil. A ratings downgrade, bankruptcy, receivership, default or similar event involving such institutions may adversely affect the counterparty’s performance under letters of credit, limit our access to capital, impact the ability of our suppliers to provide us with raw materials needed for our production, impact our customers’ ability to meet obligations to us, or adversely affect our liquidity position, future business and results of operations.

An IRS audit of our 2009 tax return could result in a change in the tax treatment of the alternative fuel mixture credits we claimed in 2009, which could have a material adverse effect on our results of operations and financial position.

The U.S. Internal Revenue Code (the “Code”), provided a tax credit for companies that used alternative fuel mixtures to produce energy to operate their businesses on or prior to December 31, 2009. During 2009, we registered two of our facilities with the IRS as alternative fuel mixers based on their use of black liquor as an alternative fuel source. In April 2010, we received a $54.9 million federal income tax refund in connection with the filing of our corporate income tax return for the year ended December 31, 2009, which included the benefit of alternative fuel mixture credits relating to these facilities. In the event that the IRS audits our tax return for the year ended December 31, 2009, the IRS may conclude that some or all of the credits claimed are subject to federal income taxes, which would subject us to additional tax liabilities and could have a material adverse effect on our results of operations and financial position.

In the event any of the above risk factors impact our business in a material way or in combination during the same period, we may be unable to generate sufficient cash flow to simultaneously fund our operations, finance capital expenditures, satisfy obligations and make dividend payments on our common stock.

In addition to debt service obligations, our business is capital intensive and requires significant expenditures for equipment maintenance, new or enhanced equipment, environmental compliance, including but not limited to the Clean Air Act, and research and development efforts and to support our business strategies. We expect to meet all of our near and long-term cash needs from a combination of operating cash flow, cash and cash equivalents, borrowings under our credit agreement due May 2014 and other long-term debt. If we are unable to generate sufficient cash flow from these sources, we could be unable to meet our near and long-term cash needs or pay dividends.

Risks Relating to Our Indebtedness

Our indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the exchange notes.

We have now and will continue to have, a significant amount of indebtedness. As of April 30, 2010, we had:

•	$200.0 million of indebtedness outstanding under our 7 1/8% senior notes due May 2016, issued April 28, 2006;

•	$100.0 million of indebtedness outstanding under the unregistered notes; and

•	$36.7 million of indebtedness outstanding under our term loan facility due January 2013.

Our indebtedness could materially and adversely affect us in a number of ways. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the exchange notes;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds, including for future acquisitions, to meet our operating expenses and for other purposes.

In addition, a portion of our debt, including borrowings, if any, under our credit agreement due May 2014 and our term loan facility due January 2013, bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the exchange notes offered hereby, the indenture governing our outstanding senior notes and the credit agreement due May 2014 do not fully prohibit us from doing so. If new debt is added to our current level of indebtedness, the risks associated with our indebtedness discussed above will be increased. See “Description of Other Indebtedness.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on, and to refinance, our indebtedness, including the exchange notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control.

Our business may not generate sufficient cash flow from operations, and we may not have available to us future borrowings in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs. In these circumstances, we may need to refinance all or a portion of our indebtedness, including the exchange notes, on or before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in the agreements governing our indebtedness, including the indenture governing the exchange notes; and

•	the condition of the financial markets and the industry in which we operate.

As a result, we may not be able to refinance any of our indebtedness, including the exchange notes, on commercially reasonable terms or at all. Without this financing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. The terms of the indenture governing the exchange notes offered hereby, the indenture governing our outstanding senior notes and the credit agreement due May 2014 limit our ability to sell assets and also restrict the use of proceeds from such a sale. In addition, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations, including our obligations under the exchange notes. Any failure to make scheduled payments of interest and principal on our outstanding indebtedness when due would permit the holders of such indebtedness to declare an event of default and accelerate the indebtedness, which in turn could lead to cross-defaults under the instruments governing our other indebtedness, including the indenture governing the exchange notes offered hereby, the indenture governing our outstanding senior notes and the credit agreement due May 2014.

The agreements that govern the exchange notes offered hereby, our outstanding senior notes and our credit agreement due May 2014 contain various covenants that limit our discretion in the operation of our business.

The agreements and instruments that govern the exchange notes offered hereby, our outstanding senior notes and our credit agreement due May 2014 contain various restrictive covenants that, among other things, restrict our ability to:

•	incur more debt;

•	pay dividends, repurchase company stock or make other distributions;

•	make certain investments;

•	create certain liens;

•	enter into transactions with affiliates;

•	make acquisitions;

•	merge or consolidate; and

•	transfer or sell assets.

In addition, the credit agreement due May 2014 contains covenants that require us to achieve and maintain certain financial tests or ratios.

Our ability to comply with these covenants is subject to various risks and uncertainties. In addition, events beyond our control could affect our ability to comply with these covenants. A failure to comply with these covenants could result in an event of default under our credit agreement due May 2014, which, if not cured or waived, could have a material adverse affect on our business, financial condition and results of operations. In the event of any default under our credit agreement due May 2014, the lenders thereunder:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all of our outstanding borrowings, together with accrued and unpaid interest and fees, to be immediately due and payable; and

•	could effectively require us to apply all of our available cash to repay our outstanding borrowings even if they do not accelerate the borrowings,

which actions could result in an event of default under the exchange notes.

If we were unable to repay debt to our secured lenders, these lenders could also proceed against the collateral securing that debt. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financings, investments, acquisitions and other corporate transactions that may be beneficial to us.

We may not have the ability to raise the funds necessary to finance, and may also be prohibited from making, the change of control offer required by the indenture governing the exchange notes offered hereby, the indenture governing our outstanding senior notes and the credit agreement due May 2014.

Upon the occurrence of certain defined change of control events, we will be required under the terms of the indenture governing the exchange notes offered hereby and the indenture governing our outstanding senior notes to offer to repurchase those respective notes and, under the terms of our credit agreement due May 2014, to repay all outstanding indebtedness under that agreement, plus accrued and unpaid interest, if any. We may not have sufficient funds at the time of the change of control to make the required repurchase of notes. In the event a change of control occurs at a time when we are prohibited from purchasing the notes and we are unable to obtain consents from our lenders to repurchase the notes or are unable to refinance such obligations, we may be unable to repurchase the notes. Any failure to repurchase the notes under a change of control situation would constitute an event of default under the indenture governing the notes which may in turn lead to an event of default under our credit facilities or agreements governing our other future indebtedness.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require exchange note holders to return payments received from our subsidiary guarantors.

If a bankruptcy case or lawsuit is initiated by unpaid creditors of any subsidiary guarantor, the debt represented by the guarantees entered into by our subsidiary guarantors may be reviewed under federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to other obligations of a subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for entering into the guarantee; and

•	either:

•	was insolvent or rendered insolvent by reason of entering into a guarantee; or

•	was engaged in a business or transaction for which the subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay such debts or contingent liabilities as they become due.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts or contingent liabilities as they become due.

A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the exchange notes.

In the event of a finding that a fraudulent conveyance or transfer has occurred, the court may void, or hold unenforceable, the subsidiary guarantees, which could mean that you may not receive any payments under the guarantees and the court may direct you to repay any amounts that you have already received from any subsidiary guarantor to such subsidiary guarantor or a fund for the benefit of such subsidiary guarantor’s creditors. Furthermore, the holders of the notes would cease to have any direct claim against the applicable subsidiary guarantor. Consequently, the applicable subsidiary guarantor’s assets would be applied first to satisfy the applicable subsidiary guarantor’s other liabilities, before any portion of its assets could be applied to the payment of the exchange notes. Sufficient funds to repay the exchange notes may not be available from other sources, including the remaining subsidiary guarantors, if any. Moreover, voiding a subsidiary guarantee could result in an event of default with respect to our and our subsidiary guarantors’ other debt that in turn could result in acceleration of such debt (if not otherwise accelerated due to our or our subsidiary guarantors’ insolvency or other proceeding).

On the basis of historical financial information, recent operating history and other factors, we believe that each subsidiary guarantor, after giving effect to its guarantee of these exchange notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

Each subsidiary guarantee will contain a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer laws or may reduce or eliminate the subsidiary guarantor’s obligation to an amount that effectively makes the guarantee worthless.

We may not have access to the cash flow and other assets of our non-guarantor subsidiaries that may be needed to make payments on the exchange notes.

Although much of our business is conducted through our subsidiaries, not all of our subsidiaries will guarantee the exchange notes. In addition, under certain circumstances our subsidiary guarantors may be released from their guarantees. See “Description of the Exchange Notes — Guarantees.” Accordingly, our ability to make payments on the exchange notes may be or become dependent on the earnings and the distribution of funds from our non-guarantor subsidiaries. Our subsidiaries will be permitted under the terms of the indenture with respect to the exchange notes to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our non-guarantor subsidiaries will permit these subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the exchange notes when due. In addition, to the extent the guarantees of the exchange notes by our guarantor subsidiaries may be limited or unenforceable, we may also not be able to access the earnings of those subsidiaries to help service the exchange notes. See “— Federal and state statutes allow courts, under specific circumstances, to void guarantees and require exchange note holders to return payments received from our subsidiary guarantors.”

The exchange notes will be effectively subordinated to all liabilities and claims of creditors of our current and future non-guarantor subsidiaries.

The exchange notes will be structurally subordinated to indebtedness and other liabilities of our non-guarantor subsidiaries, along with any future subsidiaries that do not guarantee the exchange notes. Our foreign subsidiaries (none of which will be guarantors on the exchange date) had aggregate consolidated liabilities, excluding liabilities owing to us or any subsidiary guarantor, as of April 30, 2010, of $230.4 million and revenue for the three months ended March 31, 2010 of $120.9 million. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us.

Risks Relating to the Exchange Offer

If you do not properly tender your unregistered notes, your ability to transfer such outstanding unregistered notes will be adversely affected.

We will only issue exchange notes in exchange for unregistered notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the unregistered notes and you should carefully follow the instructions on how to tender your unregistered notes. None of us, the guarantors or the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the unregistered notes. If you do not tender your unregistered notes or if your tender of unregistered notes is not accepted because you did not tender your unregistered notes properly, then, after consummation of the exchange offer, you will continue to hold unregistered notes that are subject to the existing transfer restrictions. After the exchange offer is consummated, if you continue to hold any unregistered notes, you may have difficulty selling them because there will be fewer unregistered notes remaining and the market for such unregistered notes, if any, will be much more limited than it is currently. In particular, the trading market for unexchanged unregistered notes could become more limited than the existing trading market for the unregistered notes and could cease to exist altogether due to the reduction in the amount of the unregistered notes remaining upon consummation of the exchange offer. A more limited trading market might adversely affect the liquidity, market price and price volatility of such untendered unregistered notes.

If you are a broker-dealer or participating in a distribution of the exchange notes, you may be required to deliver prospectuses and comply with other requirements.

If you tender your unregistered notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for unregistered notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

There may be no active trading market for the exchange notes, and, if one develops, it may not be liquid.

The exchange notes will constitute new issues of securities for which there is no established trading market. We do not intend to list the exchange notes on any national securities exchange. Although the initial purchaser advised us on the date the unregistered notes were issued that it intended to make a market in the exchange notes, it is not obligated to do so and may discontinue such market making activity at any time without notice. In addition, market making activity will be subject to the limits imposed by the Securities Act, and may be limited during the exchange offer. There can be no assurance as to the development or liquidity of any market for the exchange notes, the ability of the holders to sell their exchange notes or the price at which the holders would be able to sell their exchange notes. Future trading prices of the exchange notes will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the notes for the exchange notes;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for non-investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes offered hereby. The market for the exchange notes may be subject to similar disruptions. Any such disruptions may adversely affect the value of your exchange notes.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, including the documents incorporated by reference, that are not purely historical are forward-looking statements. When used in this prospectus and the documents incorporated by reference, the words or phrases “expects,” “will continue,” “estimates,” “we believe” and similar expressions are intended to identify forward-looking statements and include plans, commitments and objectives of management for future operations. These forward-looking statements involve risks and uncertainties and are based on assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated. The following important factors, among others, could cause our actual results to differ from any results that might be projected, forecasted or estimated in this prospectus and the documents incorporated by reference:

•	variations in demand for our products including the impact of any unplanned market-related downtime, or variations in product pricing;

•	changes in the cost or availability of raw materials we use, in particular pulpwood, market pulp, pulp substitutes, caustic soda and abaca fiber;

•	changes in energy-related costs and commodity raw materials with an energy component;

•	our ability to develop new, high value-added Specialty Papers, Composite Fibers and Advanced Airlaid Materials products;

•	the impact of market volatility on the sales of excess electricity;

•	the impact of competition, changes in industry production capacity, including the construction of new mills, the closing of mills and incremental changes due to capital expenditures or productivity increases;

•	the impairment of financial institutions and any resulting impact on us, our customers or our vendors;

•	the gain or loss of significant customers and/or on-going viability of such customers;

•	cost and other effects of environmental compliance, cleanup, damages, remediation or restoration, or personal injury or property damages related thereto, such as the costs of natural resource restoration or damages related to the presence of polychlorinated biphenyls in the lower Fox River on which our former Neenah mill was located;

•	risks associated with our international operations, including local economic and political environments and fluctuations in currency exchange rates;

•	geopolitical events, including war and terrorism;

•	disruptions in production and/or increased costs due to labor disputes;

•	enactment of adverse state, federal or foreign tax or other legislation or changes in government policy or regulation;

•	adverse results in litigation; and

•	our ability to finance, consummate and integrate current or future acquisitions.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is information concerning our ratio of earnings to fixed charges. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make required interest payments on our debt.

For the purposes of calculating the ratio of earnings to fixed charges, earnings represent income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

											Three Months
	Year Ended December 31,										Ended
	2005		2006		2007		2008		2009		March 31, 2010

Ratio of earnings to fixed charges	5.3	x	(*	)	4.1	x	4.2	x	7.7	x	1.0

*	Earnings were insufficient to cover fixed charges by $22.2 million.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the exchange notes contemplated by this prospectus, we will receive unregistered notes in like principal amount. The unregistered notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, our long-term debt and our capitalization as of March 31, 2010. You should read this table in conjunction with our audited consolidated financial statements and related notes and our condensed consolidated interim financial statements, each incorporated by reference in this prospectus.

As of
March 31,
2010
In thousands

Cash and cash equivalents(1)	$26,575

Long-term debt:
Unregistered notes-net of original issue discount	$95,042
Revolving credit facility due April 2011(2)	27,953
Term loan, due April 2011(2)	10,000
Term loan, due January 2013	36,695
7 1/8% senior notes due May 2016, issued April 28, 2006	200,000
Shareholders’ equity:
Common stock, $0.01 par value	544
Capital in excess of par value	47,472
Retained earnings	707,271
Accumulated other comprehensive income (loss)	(136,819)
Treasury stock	(127,683)

Total shareholders’ equity	490,785

Total capitalization	$860,475

(1)	In April 2010, we received a $54.9 million federal income tax refund in connection with the filing of our 2009 corporate income tax return which included the benefit of alternative fuel mixture credits.

(2)	On April 29, 2010, we entered into a new four-year, $225 million, multi-currency, revolving credit agreement maturing May 31, 2014 with a consortium of banks. Prior to entering into the new credit agreement, we repaid all amounts outstanding under and terminated our existing $200 million revolving credit facility and our existing $100 million term loan facility due 2011. At April 30, 2010, no amounts were outstanding under our new credit agreement due May 2014. See “Description of Other Indebtedness — Credit Agreement Due May 2014” for a description of the credit agreement due May 2014.

RETROSPECTIVE ADJUSTMENTS TO PROVISIONAL PURCHASE PRICE ALLOCATION

During the second quarter of 2010, in accordance with provisions of the Concert Industries Share Purchase Agreement, we and the sellers reached agreement on certain working capital related adjustments that reduced the purchase price by $3.9 million. In addition, as a result of a further evaluation of asset appraisals, contingencies and other factors, in accordance with FASB ASC 805, Business Combinations, we have determined that certain retrospective adjustments to the February 12, 2010 provisional allocation of the purchase price to assets acquired and liabilities assumed (as described more fully in Note 3 to the unaudited condensed consolidated financial statements in our Form 10-Q for the period ended March 31, 2010, incorporated herein by reference) were required as of the date of the filing of amendment no. 1 to the registration statement of which this prospectus forms a part. We believe the working capital adjustments and retrospective adjustments referred to above do not have a material impact on the unaudited condensed consolidated financial statements in our Form 10-Q for the period ended March 31, 2010.

The following summarizes the impact of these immaterial retrospective adjustments. We are in the process of finalizing potential additional working capital adjustments and final valuations of assets acquired, including plant and equipment and intangible assets, certain contingencies and the impact on taxes of any final adjustments to such valuations, all necessary to account for the Concert transaction in accordance with the acquisition method of accounting set forth in FASB ASC 805. Therefore the provisional allocation set forth below is based on information currently available to management and could be further adjusted in future filings:

	Original		Adjusted
	March 31,		March 31,
	2010	Adjustment	2010
	In thousands

Assets
Cash	$2,792	$—	$2,792
Accounts receivable	24,703	—	24,703
Inventory	28,034	—	28,034
Prepaid and other current assets	5,941	(1,327)	4,614
Plant and equipment	177,253	5,987	183,240
Intangible assets	3,138	—	3,138
Deferred tax assets	20,738	(3,436)	17,302

Total	262,599	1,224	263,823
Liabilities
Accounts payable and accrued expenses	25,322	591	25,913
Deferred tax liabilities	1,267	1,923	3,190
Other long term liabilities	212	2,636	2,848

Total	26,801	5,150	31,951

Total purchase price	$235,798	$(3,926)	$231,872

The adjustments set forth above did not impact previously reported results of operations, earnings per share, or cash flows for the three months ended March 31, 2010.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

We have derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to our historical consolidated financial statements incorporated by reference in this prospectus. Such historical consolidated financial statements do not give effect to the above discussed immaterial adjustments to the provisional purchase price allocation.

The unaudited pro forma consolidated income statement data for the year ended December 31, 2009 and the three months ended March 31, 2010 gives effect to the following transactions, which we refer to as the “Transactions,” as if they had occurred on January 1, 2009:

(1) the acquisition by our wholly owned subsidiary, Glatfelter Canada Inc., or Glatfelter Canada, of all of the issued and outstanding shares of Concert from Brookfield Special Situations Management Limited (f/k/a Tricap Management Limited), or Brookfield Special Situations, pursuant to the terms of a Share Purchase Agreement dated January 4, 2010, or the Share Purchase Agreement, among Glatfelter, Glatfelter Canada and Brookfield Special Situations, which we refer to as the “Acquisition,” and

(2) our incurrence of additional indebtedness under our revolving credit facility due April 2011, our issuance of $100 million of 7 1/8% senior notes at an original issue discount of 5% and our application of the net proceeds from such incurrence and issuance plus cash on hand to fund the Acquisition.

In the unaudited pro forma consolidated financial statements, the Acquisition is accounted for using the acquisition method of accounting in accordance with the Financial Accounting Standards Board Accounting Standards Codification No. 805. Under the acquisition method of accounting, the total purchase price for the Acquisition is allocated to the assets acquired and liabilities assumed based upon estimates of fair value. The unaudited pro forma adjustments reflected herein are based upon preliminary available information and assumptions that we believe are reasonable under the circumstances and which are described in the accompanying notes. These preliminary estimates may change upon finalization of appraisals and valuation studies. Therefore, the final allocations may differ materially from the estimates used to prepare these pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial condition actually would have been if the Transactions occurred on the date indicated, nor do they purport to represent or project our results of operations for any future period or our financial condition as of any future date. You should read the unaudited pro forma consolidated financial statements in conjunction with our audited and unaudited consolidated financial statements and related notes and the audited and consolidated financial statements of Concert and related notes, for the year ended December 31, 2009 and the quarterly period ended March 31, 2010, as applicable.

Unless otherwise indicated, the Concert financial information included herein is derived from Concert’s historical financial statements, which are prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and are presented in Canadian dollars and reconciled to accounting principles generally accepted in the United States, or U.S. GAAP, adjusted for certain reclassifications and translated into U.S. dollars.

Unaudited Pro Forma Consolidated Income Statement
for the Year Ended December 31, 2009

			Acquisition
		Concert	Accounting				Pro Forma for
	Glatfelter	Historical	and Other		Transaction		the Concert
	Historical	U.S. GAAP(1)	Adjustments		financing		Acquisition
	In thousands, except per share data

Net sales	$1,184,010	$204,110	$—		$—		$1,388,120
Energy sales — net	13,332	—	—		—		13,332

Total revenues	1,197,342	204,110	—		—		1,401,452
Cost of products sold	927,578	174,413	2,767	(2)	—		1,104,758

Gross profit	269,764	29,697	(2,767)		—		296,694
Selling, general and administrative expenses	110,257	13,237	(3,235	)(3)	—		120,259
Gains on disposition of plant, equipment and timberlands, net	(898)	—	—		—		(898)

Operating income	160,405	16,460	468		—		177,333
Other nonoperating income (expense)
Interest expense	(19,220)	(1,112)	1,112	(4)	(8,288	)(5)	(27,508)
Interest income	1,886	—	—		—		1,886
Other — net	75	2,605	(2,605	)(6)	—		75

Total other income (expense)	(17,259)	1,493	(1,493)		(8,288)		(25,547)

Income before income taxes	143,146	17,953	(1,025)		(8,288)		151,786
Income tax provision	19,704	2,201	(673	)(7)	(2,901	)(7)	18,331

Net income	$123,442	$15,752	$(352)		$(5,387)		$133,455

Weighted average shares outstanding
Basic	45,678						45,678
Diluted	45,774						45,774
Earnings per share
Basic	$2.70						$2.92
Diluted	2.70						2.92

(1)	Represents Concert financial information derived from the historical Concert financial statements included elsewhere herein, which are prepared in accordance with Canadian GAAP and are presented in Canadian dollars and reconciled to U.S. GAAP, adjusted for certain reclassifications and translated to U.S. dollars.

(2)	Reflects the following adjustments to depreciation expense due to a difference in the basis of depreciable assets and a change in estimated useful life resulting from the application of FASB ASC 805 Business Combinations to account for the Acquisition:

In thousands

Elimination of Concert historical depreciation	$(4,187)
Depreciation on fair value of acquired fixed assets, translated to US$	6,954

Total depreciation	$2,767

(3)	Reflects the elimination of $3.5 million of non-recurring expenses included in Glatfelter’s historical financial results for the period ended December 31, 2009 that were directly related to the Acquisition, net of the addition of $0.3 million of amortization expense for intangible assets resulting from the application of FASB ASC 805 Business Combinations to account for the Acquisition.

(4)	Reflects the elimination of Concert’s historical interest expense related to debt that was repaid prior to the closing of the Acquisition.

(5)	Reflects the following adjustments to interest expense as a result of the issuance of the unregistered notes:

In thousands

Interest on unregistered notes at an interest rate of 7.125% per annum	$7,125
Accretion of original issue discount on unregistered notes	585
Interest on additional borrowings under existing revolving credit facility at an assumed rate of 1.125% per annum	198

Interest expense adjustment	7,908
Amortization of deferred fees and expenses for the unregistered notes	380

Total interest expense adjustments	$8,288

A change of 0.125% in the assumed interest rate for the borrowings under the existing revolving credit facility would have an incremental effect on our annual interest expense of $22,100.

(6)	Reflects the elimination of $2.6 million of gains included in Concert’s historical financial results for the period ended December 31, 2009, related to the change in fair value of derivative instruments that were canceled prior to the completion of the Acquisition.

(7)	Represents the tax effect of the pro forma adjustments based on a rate of 27%, which represents the combined applicable German and Canadian federal and provincial income tax rate, for the adjustments referred to in notes 2, 4 and 6, 14.67% reflecting the blended impact of certain non-deductible costs for the acquisition and integration-related adjustments discussed in note 3, and 35% for the transaction financing adjustments discussed in note 5.

Unaudited Pro Forma Consolidated Income Statement for
the Three Months Ended March 31, 2010

			Acquisition
		Concert	Accounting				Pro Forma for
	Glatfelter	Historical	and Other		Transaction		the Concert
	Historical	U.S. GAAP(1)	Adjustments		financing		Acquisition
	In thousands, except per share data

Net sales	$337,275	$25,649	$—		$—		$362,924
Energy sales — net	3,607	—	—		—		3,607

Total revenues	340,882	25,649	—		—		366,531
Cost of products sold	296,666	23,133	(1,170	)(2)	—		318,629

Gross profit	44,216	2,516	1,170		—		47,902
Selling, general and administrative expenses	34,670	4,157	(10,944	)(3)	—		27,883

Operating income (loss)	9,546	(1,641)	12,114		—		20,019
Other nonoperating income (expense)
Interest expense	(5,663)	(1,124)	1,124	(4)	(867	)(5)	(6,530)
Interest income	170	—	—		—		170
Other — net	(3,983)	(5,843)	9,274	(6)	—		(552)

Total other income (expense)	(9,476)	(6,967)	10,398		(867)		(6,912)

Income (loss) before income taxes	70	(8,608)	22,512		(867)		13,107
Income tax provision (benefit)	444	(1,652)	4,847	(7)	(303	)(7)	3,336

Net income (loss)	$(374)	$(6,956)	$17,665		$(564)		$9,771

Weighted average shares outstanding
Basic	45,836						45,836
Diluted	45,836						46,336
Earnings (loss) per share
Basic	$(0.01)						$0.21
Diluted	(0.01)						0.21

(1)	Represents Concert financial information for the period January 1, 2010 through February 11, 2010, the date the Acquisition was completed, derived from the historical Concert financial statements used internally by management, which are prepared in accordance with Canadian GAAP and are presented in Canadian dollars and reconciled to U.S. GAAP, adjusted for certain reclassifications and translated to U.S. dollars.

(2)	Reflects the following adjustments, all for the period January 1, 2010 through February 11, 2010, due to a difference in the basis of inventory and depreciable assets resulting from the application of FASB ASC 805 Business Combinations to account for the Acquisition:

In thousands

Elimination of Concert historical depreciation	$(867)
Depreciation on fair value of acquired fixed assets, translated to US$	921
Elimination of a non-recurring charge to cost of products sold for the write up of acquired inventory to fair value, included in Glatfelter’s historical results for the three month period ended March 31, 2010	(1,224)

Total	$(1,170)

(3)	Reflects the following adjustments:

In thousands

Elimination of non-recurring acquisition and integration costs included in Glatfelter historical results	$(8,459)
Elimination of non-recurring and integration-related costs included in Concert historical results for the period January 1, 2010 through February 11, 2010	(2,521)
Amortization of intangibles assets resulting from the application of FASB ASC 805 Business Combinations to account for the Concert acquisition	36

Total	$(10,944)

(4)	Reflects the elimination of Concert’s historical interest expense related to debt that was repaid prior to the completion of the Acquisition.

(5)	Reflects the following adjustments to interest expense as a result of the issuance of the unregistered notes:

In thousands

Interest on unregistered notes at an interest rate of 7.125% per annum	$713
Accretion of original issue discount on unregistered notes	96
Interest on additional borrowings under existing revolving credit facility at an assumed rate of 1.125% per annum	20

Interest expense adjustment	829
Amortization of deferred fees and expenses for the registered notes	38

Total interest expense adjustments	$867

A change of 0.125% in the assumed interest rate for the borrowings under the existing revolving credit facility would have an incremental effect on our annual interest expense of $5,500.

(6)	Reflects the elimination of a non-recurring loss from a series of forward foreign currency contracts entered into to hedge the Concert acquisition’s Canadian dollar purchase price, the change in fair value of certain non-recurring derivative contracts and the elimination of costs associated with the settlement of certain derivative contracts included in Concert historical results for the period January 1, 2010 through February 11, 2010. Such contracts were cancelled prior to the completion of the Acquisition and are all non-recurring.

(7)	Represents the tax effect of the pro forma adjustments based on a rate of 27%, which represents the combined applicable German and Canadian federal and provincial income tax rate, for adjustments referred to in notes 2 and 4, 13.2% reflecting a) the blended impact from the elimination of non-recurring acquisition and integration costs included in Glatfelter historical results; b) the amortization of intangibles assets resulting from the application of FASB ASC 805 Business Combinations to account for the Concert acquisition; and c) the elimination of non-recurring and integration-related costs included in Concert historical results for the period January 1, 2010 through February 11, 2010, each discussed in note 3, 35% for the transaction financing adjustments discussed in note 5, and 30.0% on the adjustments discussed in note 6.

DESCRIPTION OF OTHER INDEBTEDNESS

7 1/8% Senior Notes Due May 2016, Issued April 28, 2006

The terms of our 7 1/8% senior notes due May 2016, issued April 28, 2006, are substantially similar to those of the notes. For additional information, see the indenture, dated as of April 28, 2006, by and between us and SunTrust Bank, as trustee, relating to 7 1/8% Notes due 2016, issued April 28, 2006, and the first supplemental indenture thereto, dated as of September 22, 2006, among Glatfelter Holdings, LLC, Glatfelter Holdings II, LLC, the existing subsidiary guarantors named therein and SunTrust Bank, which are incorporated by reference to our current report on Form 8-K filed May 3, 2006 and our Form S-4/A filed September 22, 2006, respectively. See “Where You Can Find Additional Information.”

Credit Agreement Due May 2014

We, along with certain of our subsidiaries as borrowers and certain of our subsidiaries as guarantors, are parties to a credit agreement with certain banks named therein, PNC Bank, National Association, as administrative agent, PNC Capital Markets LLC and Citizens Bank of Pennsylvania, as joint lead arrangers and bookrunners, and Citizens Bank of Pennsylvania, as syndication agent, providing for a revolving credit facility. All borrowings under our credit agreement due May 2014 are unsecured.

Pursuant to our credit agreement due May 2014, we may borrow, repay and reborrow multi-currency revolving credit loans in an aggregate principal amount not to exceed $225.0 million outstanding at any time and may request (i) letters of credit in an aggregate face amount not to exceed $20.0 million and (ii) swing loans (as defined in the credit agreement) in an aggregate principal amount not to exceed $20.0 million. Borrowings under the credit agreement will be available in United States dollars, Euros, British Pounds Sterling, and Canadian dollars. Under the credit agreement, we have the option to request of PNC Bank, subject to the approval of the banks, that the maximum principal amount under the revolving credit facility be increased from $225.0 million up to a maximum of $300.0 million. Borrowings under the credit agreement may be used for general corporate purposes, working capital needs and to finance future permitted acquisitions.

Borrowing rates for the revolving loans are determined at our option at the time of each borrowing as follows: for all US dollar denominated borrowings, the borrowing rate is either, (a) the bank’s base rate, plus an applicable spread based on our corporate credit ratings determined by Standard & Poor’s Rating Services (S&P) and Moody’s Investor Service, Inc. (Moody’s), which is equal to the greater of the prime rate, the federal funds rate plus 50 basis points, or the daily London Interbank Offer Rate plus 100 basis points; or (b) a Euro-Rate based generally on the daily London Interbank Offer Rate plus an applicable margin ranging from 175 basis points to 275 basis points based on our corporate credit ratings determined by S&P and Moody’s. For non-US dollar denominated borrowings, interest is based on (b) above.

All swing loans will bear interest at a rate to be agreed upon by PNC Bank and us. In addition, we are required to pay customary commitment fees in connection with the unused portion of the revolving credit facility and customary fees for use of letters of credit.

All principal outstanding under the revolving credit facility will be due and payable on May 31, 2014. Interest accrued on outstanding amounts under the revolving credit facility will be payable at maturity of the respective amount drawn, but in no event less frequently than quarterly.

We have the right to prepay the revolving credit loans in whole or in part without premium or penalty, subject to timing conditions related to the borrowing rate chosen by us.

The credit agreement contains representations, warranties and covenants customary for financings of this type including, without limitation, financial covenants under which we are obligated to maintain a maximum ratio of consolidated total net debt to consolidated adjusted EBITDA and a minimum ratio of consolidated EBITDA to consolidated interest expense, and covenants limiting our ability and the ability of the subsidiary guarantors to (i) incur debt and guaranty obligations, (ii) incur liens, (iii) make loans, advances, investments and acquisitions, (iv) merge or liquidate, (v) sell or transfer assets, or (vi) engage in transactions with affiliates.

The credit agreement also contains customary events of default, including, without limitation, (i) failure to pay principal, interest or fees when due; (ii) material breach of representations or warranties, (iii) covenant default, (iv) cross-default to other debt in excess of an agreed amount, (v) a change in control, (vi) insolvency or bankruptcy, and (vii) monetary judgment default in excess of an agreed amount. If an event of default under the credit agreement occurs and is continuing, then the administrative agent may declare outstanding obligations under the credit agreement immediately due and payable.

Term Loan Facility Due January 2013

In November 2007, we sold timberlands and as consideration received a $43.2 million, 20-year interest bearing note receivable from the timberland buyer, which we refer to as the “2007 Note Receivable”. In January 2008, we monetized the 2007 Note Receivable. In this transaction, we entered into a new $36.7 million term loan agreement, or the term loan facility due January 2013, with a financial institution. The term loan facility due January 2013 matures in January 2013 and bears interest at a six-month reserve adjusted LIBOR plus a margin rate of 1.20% per annum. The facility is secured by, among other assets, the 2007 Note Receivable, together with a letter of credit issued by The Royal Bank of Scotland plc (the “L/C Issuer”), in our favor backing the collectability of the 2007 Note Receivable. The term loan facility due January 2013 requires mandatory prepayment in the event that the maturity of the 2007 Note Receivable is accelerated for any reason.

The term loan facility due January 2013 contains representations, warranties and covenants customary for financings of this type. The facility also contains customary events of default, including, without limitation, (i) failure to pay principal, interest or other amounts when due, (ii) material breach of covenants that are not remedied within 30 days of obtaining knowledge of or receiving notice of such breach, (iii) false or materially incorrect representations or warranties, (iv) insolvency or bankruptcy and (v) a final monetary judgment against GPW Virginia Timberlands LLC (“GPW Virginia”), an indirect wholly-owned and bankruptcy-remote subsidiary of ours. In addition, the following also constitute events of default under the term loan facility due January 2013: (i) the occurrence of certain events related to the 2007 Note Receivable, including a payment default not cured by drawing under the letter of credit issued by the L/C Issuer within five days after such payment default; (ii) a drop in the long-term debt rating of the L/C Issuer without replacement of the L/C Issuer with an appropriate substitute or the replacement of the L/C Issuer for other reasons with an inappropriate substitute; and (iii) a default under the notes with an aggregate principal amount of $9,158,000 issued by us in favor of GPW Virginia as security for the term loan facility due January 2013 (“the Company Notes”). Defaults under the Company Notes include, without limitation, (i) failure to pay principal, interest or other amounts when due, (ii) material breach of covenants that are not remedied within 30 days of obtaining knowledge of or receiving notice of such breach, (iii) false or materially incorrect representations or warranties, (iv) insolvency, dissolution or bankruptcy and (v) a change in control of us. If an event of default under the term loan facility due January 2013 occurs and is continuing, then the agent thereunder or the requisite lenders may declare outstanding obligations under the facility immediately due and payable.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, each of which is incorporated by reference herein. The following selected consolidated financial data as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2009 is derived from our audited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated financial data as of December 31, 2005, 2006 and 2007 and for each of the two years ended December 31, 2006 is derived from our audited consolidated financial statements not included or incorporated by reference in this prospectus. The selected consolidated financial information for the three months ended March 31, 2009 and 2010, and as of March 31, 2010, is derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus. The unaudited financial information has been prepared on a basis consistent with our audited consolidated financial statements and, in our opinion, reflects all normal, recurring adjustments needed to present fairly our results for the periods presented. The historical results are not necessarily indicative of our future results of operations or financial performance.

								Three Months
	Year Ended December 31							Ended March 31
	2005	2006(1)		2007(2)		2008	2009	2009	2010(3)
	In thousands

Income Statement Data:
Net sales	$579,121	$986,411		$1,148,323		$1,263,850	$1,184,010	$291,552	$337,275
Energy and related sales — net	10,078	10,726		9,445		9,364	13,332	1,931	3,607

Total revenues	589,199	997,137		1,157,768		1,273,214	1,197,342	293,483	340,882
Costs of products sold	492,023	891,843	(4)	1,001,456		1,095,432	927,578 (5)	250,169	296,666

Gross profit	97,176	105,294		156,312		177,782	269,764	43,314	44,216
Selling, general and administrative expenses	67,633	92,481	(6)	116,144	(7)	97,897	110,257	24,513	34,670	(8)
(Reversals of) Shutdown and restructuring charges	1,564	30,318	(9)	35		(856)	—	—	—
Gains on disposition of plant, equipment and timberlands, net	(22,053)	(17,394)		(78,685)		(18,468)	(898)	(699)	—
Insurance recoveries	(20,151)	(205)		—		—	—	—	—

Operating income	70,183	94		118,818		99,209	160,405	19,500	9,546
Other nonoperating income (expense)
Interest expense	(13,083)	(24,453)		(29,022)		(23,160)	(19,220)	(5,126)	(5,663)
Interest income	2,012	3,132		3,933		4,975	1,886	708	170
Other — net	1,028	(1,001	)(10)	205		2	75	17	(3,983	)(11)

Total other nonoperating expense	(10,043)	(22,322)		(24,884)		(18,183)	(17,259)	(4,401)	(9,476)

Income (loss) before income taxes	60,140	(22,228)		93,934		81,026	143,146	15,099	70
Income tax provision (benefit)	21,531	(9,992)		30,462	(12)	23,138	19,704	3,561	444

Net income (loss)	$38,609	$(12,236)		$63,472		$57,888	$123,442	$11,538	$(374)

						Three Months
	Year Ended December 31					Ended March 31
	2005	2006(1)	2007(2)	2008	2009	2009	2010(3)
	In thousands

Cash Flow Data:
Cash provided (used) by continuing operations:
Operating activities	$42,868	$(28,427)	$100,332	$53,425	$163,868	$(1,185)	$20,370
Investing activities	(8,029)	(181,831)	4,733	(33,190)	12,544	(4,506)	(239,142	)(13)
Financing activities	(15,158)	173,388	(99,371)	(12,879)	(75,329)	(1,893)	113,074	(14)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$57,442	$21,985	$29,833	$32,234	$135,420		$26,575
Working capital(15)	83,679	181,748	175,856	201,717	333,946		257,021
Total assets	1,044,977	1,225,643	1,287,067	1,057,309	1,190,294		1,331,104
Total debt	207,073	397,613	313,185	313,285	254,583		374,749
Shareholders’ equity	432,312	388,368	476,068	342,707	510,704		490,785

(1)	The 2006 income statement data includes the results of operations of the March 2006 Lydney facility acquisition and the April 2006 Chillicothe facility acquisition beginning with the closing of the respective acquisitions.

(2)	The 2007 income statement data includes the results of operations of the November 2007 Metallised Products Ltd. acquisition beginning with the closing of such acquisition.

(3)	The income statement data for the three months ended March 31, 2010 includes the results of operations beginning with the closing of such acquisition on February 12, 2010, the date the Acquisition was completed.

(4)	Includes $25.4 million of non-cash charges incurred in connection with the 2006 shutdown of our Neenah facility.

(5)	During 2009, we recognized $107.8 million of alternative fuel mixture credits, all of which were recorded as a reduction to cost of products sold.

(6)	Includes $13.6 million of acquisition integration costs.

(7)	Includes a $26.0 million charge related to the Fox River environmental remediation matter.

(8)	Includes $8.5 million of acquisition and integration costs directly related to the Acquisition.

(9)	Includes $29.1 million of charges, $7.7 million of which were non-cash, incurred in connection with the 2006 shutdown of our Neenah facility in addition to $1.2 million of charges incurred in connection with our European Restructuring and Optimization program.

(10)	Includes $2.9 million of debt redemption premium incurred in connection with the 2006 refinancing of long-term debt.

(11)	Includes a $3.4 million loss on a series of forward foreign currency contracts entered into to hedge the Canadian dollar purchase price of the Acquisition net of realized currency translation gains.

(12)	Includes a $5.7 million deferred tax benefit related to the reduction of the German corporate income tax rate in 2007.

(13)	Includes $233.0 million of cash used to purchase Concert, net of cash acquired.

(14)	Includes $95 million of proceeds from the issuance of the unregistered notes, before transaction costs.

(15)	Working capital is defined as current assets less current liabilities.

THE EXCHANGE OFFER

Purpose and Effect of Exchange Offer; Registration Rights

We sold the unregistered notes to Credit Suisse Securities (USA) LLC, as the initial purchaser, pursuant to a purchase agreement dated January 29, 2010. The initial purchaser resold the unregistered notes in reliance on Rule 144A under the Securities Act. In connection with the sale of the unregistered notes, we entered into a registration rights agreement with the initial purchaser.

Under the registration rights agreement we agreed:

(1) within 120 days after the date on which the unregistered notes were issued, to file a registration statement with the SEC with respect to the exchange offer to exchange the unregistered notes for exchange notes of the Company identical in all material respects to the unregistered notes (except that the exchange notes will not contain terms with respect to transfer restrictions);

(2) to use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 180 days after the date on which the unregistered notes were issued;

(3) as soon as practicable after the effectiveness of the registration statement to offer the exchange notes in exchange for surrender of the unregistered notes; and

(4) to use our reasonable best efforts to keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the notes.

For each unregistered note validly tendered to us and not withdrawn pursuant to the exchange offer, we will issue to the holder of such unregistered note an exchange note having a principal amount equal to that of the surrendered unregistered note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the unregistered note surrendered in exchange therefor, or, if no interest has been paid on such unregistered note, from the date of its original issue.

Under existing SEC interpretations, the exchange notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the exchange notes represents to us in the exchange offer that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not an affiliate of the Company, as such terms are interpreted by the SEC; provided, however, that broker-dealers receiving exchange notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such exchange notes. The SEC has taken the position that such participating broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of the unregistered notes) with the prospectus contained in the registration statement.

Under the registration rights agreement, the Company is required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the registration statement in connection with the resale of the exchange notes for 180 days following the effective date of such registration statement (or such shorter period during which Participating Broker-Dealers are required by law to deliver such prospectus).

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of unregistered notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities laws or blue sky laws of such jurisdiction.

If a holder is eligible to participate in this exchange offer and does not tender its unregistered notes as described in this prospectus, such holder will not have any further registration rights. In that case, the unregistered notes of such holder will continue to be subject to restrictions on transfer under the Securities Act.

Shelf Registration

In the registration rights agreement, we agreed to file a shelf registration statement in certain circumstances, including if:

(1) applicable interpretations of the staff of the SEC do not permit us to effect such an exchange offer;

(2) for any other reason we do not consummate the exchange offer within 220 days of the date on which the unregistered shares are issued;

(3) an initial purchaser shall notify us following consummation of the exchange offer that unregistered notes held by it are not eligible to be exchanged for exchange notes in the exchange offer; or

(4) certain holders are prohibited by law or SEC policy from participating in the exchange offer or may not resell the exchange notes acquired by them in the exchange offer to the public without delivering a prospectus.

If a shelf registration is required, we will:

(1) promptly file a shelf registration statement with the SEC covering resales of the unregistered notes or the exchange notes, as the case may be;

(2) (A) in the case of clause (1) immediately above, use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 180th day after the date on which the unregistered notes were issued and (B) in the case of clause (2), (3) or (4) above, use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 40th day after the date on which the shelf registration statement was required to be filed; and

(3) keep the shelf registration statement effective until the earliest of (A) the time when the unregistered notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the date on which the unregistered notes were issued and (C) the date on which all notes registered thereunder are disposed of in accordance therewith.

We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the unregistered notes or the exchange notes, as the case may be. A holder selling the unregistered notes or exchange notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

We may require each holder requesting to be named as a selling security holder to furnish to us such information regarding the holder and the distribution of the unregistered notes or exchange notes by the holder as we may from time to time reasonably require for the inclusion of the holder in the shelf registration statement, including requiring the holder to properly complete and execute such selling security holder notice and questionnaires, and any amendments or supplements thereto, as we may reasonably deem necessary or appropriate. We may refuse to name any holder as a selling security holder that fails to provide us with such information.

Additional Interest

We will pay additional cash interest on the unregistered notes, subject to certain exceptions,

(1) if the we fail to file a registration statement with the SEC on or prior to the 120th day after the date on which the unregistered notes were issued,

(2) if the registration statement is not declared effective by the SEC on or prior to the 180th day after the date on which the unregistered notes were issued or, if obligated to file a shelf registration statement pursuant to clause (2)(A) above, a shelf registration statement is not declared effective by the SEC on or prior to the 180th day after the date on which the unregistered notes were issued,

(3) if the exchange offer is not consummated on or before the 40th day after the registration statement is declared effective,

(4) if obligated to file the shelf registration statement pursuant to clause (2)(B) above, we fail to file the shelf registration statement with the SEC on or prior to the 40th day after the date on which the obligation to file a shelf registration statement arises,

(5) if obligated to file a shelf registration statement pursuant to clause (2)(B) above, the shelf registration statement is not declared effective on or prior to the 40th day after the registration statement was required to be filed, or

(6) after the registration statement or the shelf registration statement, as the case may be, is declared effective, such registration statement or shelf registration statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event referred to in the preceding clauses (1) through (6), a “registration default”);

from and including the date on which any such registration default shall occur to but excluding the date on which all registration defaults have been cured.

The rate of the additional interest will be 0.50% per annum for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.50% per annum with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 1.0% per annum. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the unregistered notes and the exchange notes.

The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The exchange notes will not have rights to additional interest as set forth above, upon the consummation of the exchange offer. The above summary of the registration rights agreement is not complete and is subject to, and qualified by reference to, all the provisions of the registration rights agreement. A copy of the registration rights agreement is an exhibit to the registration statement that includes this prospectus.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we are offering to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of unregistered notes. You may tender some or all of your unregistered notes only in integral multiples of $1,000. As of the date of this prospectus, $100,000,000 aggregate principal amount of the unregistered notes are outstanding.

The terms of the exchange notes to be issued are substantially similar to the unregistered notes, except that the exchange notes will have been registered under the Securities Act and, therefore, the certificates for the exchange notes will not bear legends restricting their transfer. The exchange notes will not have registration rights and will not have rights to additional interest. The exchange notes will be issued under and be entitled to the benefits of the Indenture (as defined in “— Description of the Exchange Notes”).

In connection with the issuance of the unregistered notes, we arranged for the unregistered notes to be issued and transferable in book-entry form through the facilities of DTC, acting as a depositary. The exchange notes will also be issuable and transferable in book-entry form through DTC.

There will be no fixed record date for determining the eligible holders of the unregistered notes that are entitled to participate in the exchange offer. We will be deemed to have accepted for exchange validly tendered unregistered notes when and if we have given oral (promptly confirmed in writing) or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of unregistered notes for the purpose of receiving exchange notes from us and delivering them to such holders.

If any tendered unregistered notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events described herein, certificates for any such unaccepted unregistered notes will be returned, without expenses, to the tendering holder thereof promptly after the expiration of the exchange offer.

Holders of unregistered notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of unregistered notes for exchange notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. It is important that you read the section “— Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Any unregistered notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest and will be subject to restrictions on transfer. We will not have any obligation to register such unregistered notes under the Securities Act. Holders wishing to transfer unregistered notes would have to rely on exemptions from the registration requirements of the Securities Act.

Conditions of the Exchange Offer

You must tender your unregistered notes in accordance with the requirements of this prospectus and the letter of transmittal in order to participate in the exchange offer. Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange any unregistered notes, and may amend or terminate the exchange offer if:

•	the exchange offer, or the making of any exchange by a holder of unregistered notes, violates applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted with respect to the exchange offer which, in our reasonable judgment, would impair our ability to proceed with the exchange offer; and

•	any laws, rules or regulations or applicable interpretations of the staff of the SEC have been issued or promulgated, which, in our good faith determination, does not permit us to effect the exchange offer.

Expiration Date; Extensions; Amendment; Termination

The exchange offer will expire 5:00 p.m., New York City time, on September 1, 2010, unless we, in our sole discretion, extend it. In the case of any extension, we will notify the exchange agent orally (promptly confirmed in writing) or in writing of any extension. We will also notify the registered holders of unregistered notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

To the extent we are legally permitted to do so, we expressly reserve the right, in our sole discretion, to:

•	delay accepting any unregistered note;

•	waive any condition of the exchange offer; and

•	amend the terms of the exchange offer in any manner.

We will give oral or written notice of any non-acceptance of the unregistered notes or of any amendment to the exchange offer to the registered holders of the unregistered notes promptly. If we consider an amendment to the exchange offer to be material, we will promptly inform the registered holders of unregistered notes of such amendment in a reasonable manner.

If we determine, in our reasonable judgment, that any of the events or conditions described in “— Conditions of the Exchange Offer” has occurred, we may terminate the exchange offer. We may:

•	refuse to accept any unregistered notes and return any unregistered notes that have been tendered to the holders;

•	extend the exchange offer and retain all unregistered notes tendered prior to the expiration of the exchange offer, subject to the rights of the holders of tendered unregistered notes to withdraw their tendered unregistered notes; or

•	waive the termination event with respect to the exchange offer and accept all properly tendered unregistered notes that have not been withdrawn.

If any such waiver constitutes a material change in the exchange offer, we will disclose the change by means of a supplement to this prospectus which will be distributed to each registered holder of unregistered notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the unregistered notes, if the exchange offer would otherwise expire during that period.

Any determination by us concerning the events described above will be final and binding upon the parties. Without limiting the manner by which we may choose to make public announcements of any extension, delay in acceptance, amendment or termination of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Interest on the Exchange Notes

The exchange notes will accrue interest from and including May 1, 2010. Interest will be paid on the exchange notes semiannually on May 1 and November 1 of each year, commencing on November 1, 2010. Holders of unregistered notes that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest accrued from the date of the last interest payment date that was made in respect of the unregistered notes until the date of the issuance of the exchange notes. Consequently, holders of exchange notes will receive the same interest payments that they would have received had they not accepted the exchange offer.

Resale of Exchange Notes

Based upon existing interpretations of the staff of the SEC set forth in several no-action letters issued to third parties unrelated to us, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the unregistered notes may be offered for resale, resold and otherwise transferred by you without complying with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in and have no arrangements or understandings with any person to participate in, the distribution of the unregistered notes or exchange notes;

•	you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of ours or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are a broker-dealer, you have not entered into any arrangement or understanding with us or any of our “affiliates” to distribute the exchange notes; and

•	you are not acting on behalf of any person or entity that could not truthfully make these representations.

In addition, if you are a broker-dealer and you will receive exchange notes for your own account in exchange for unregistered notes that were acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes.

If you wish to participate in the exchange offer, you will be required to make these representations to us in the letter of transmittal. If our belief is inaccurate and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration under the Securities Act, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

If you are a broker-dealer that receives exchange notes in exchange for unregistered notes held for your own account, as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. The prospectus, as it may be amended or supplemented from time to time, may be used by any broker-dealers in connection with resales of exchange notes received in exchange for unregistered notes. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any resale.

Clearing of the Notes

Upon consummation of the exchange offer, the exchange notes will have different CUSIP and ISIN numbers from the unregistered notes.

Procedures for Tendering

The term “holder” with respect to the exchange offer means any person in whose name unregistered notes are registered on our agent’s books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose unregistered notes are held of record by DTC who desires to deliver such unregistered notes by book-entry transfer at DTC.

Except in limited circumstances, only a DTC participant listed on a DTC securities position listing with respect to the unregistered notes may tender its unregistered notes in the exchange offer. To tender unregistered notes in the exchange offer:

•	holders of unregistered notes that are DTC participants may follow the procedures for book-entry transfer as provided for below under “— Book-Entry Transfer” and in the letter of transmittal.

In addition:

•	the exchange agent must receive any corresponding certificate or certificates representing unregistered notes along with the letter of transmittal;

•	the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of unregistered notes into the exchange agent’s account at DTC according to standard operating procedures for electronic tenders described below and a properly transmitted agent’s message described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

The tender by a holder of unregistered notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If less than all the unregistered notes held by a holder of unregistered notes are tendered, a tendering holder should fill in the amount of unregistered notes being tendered in the specified box on the letter of transmittal. The entire amount of unregistered notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of unregistered notes, the letter of transmittal and all other required documents or transmission of an agent’s message, as described under “— Book Entry Transfer,” to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery prior to the expiration of the exchange offer. No letter of transmittal or unregistered notes should be sent to us but must instead be delivered to the exchange agent. Delivery of documents to DTC in accordance with their procedures will not constitute delivery to the exchange agent.

If you are a beneficial owner of unregistered notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your unregistered notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your unregistered notes, either:

•	make appropriate arrangements to register ownership of the unregistered notes in your name; or

•	obtain a properly completed bond power from the registered holder.

The transfer of record ownership may take considerable time and might not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal as described in “— Withdrawal of Tenders” below, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the unregistered notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” in the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any unregistered notes listed therein, the unregistered notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the unregistered notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the unregistered notes. If the letter of transmittal or any unregistered notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

We will determine in our sole discretion all the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered unregistered notes. Our determinations will be final and binding. We reserve the absolute right to reject any and all unregistered notes not validly tendered or any unregistered notes the acceptance of which would, in the opinion of our counsel, be unlawful. We reserve the absolute right to waive any irregularities or conditions of tender as to particular unregistered notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of unregistered notes must be cured within such time as we will determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of unregistered notes nor shall any of them incur any liability for failure to give such notification. Tenders of unregistered notes will not be deemed to have been made until such irregularities have been cured or waived. Any unregistered notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holder of such unregistered notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

In addition, we reserve the right in our sole discretion to (a) purchase or make offers for any unregistered notes that remain outstanding subsequent to the expiration date, and (b) to the extent permitted by applicable law, purchase unregistered notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this document to establish an account with respect to the unregistered notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of unregistered notes by causing DTC to transfer such unregistered notes into the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures for such transfer. The exchange for tendered unregistered notes will only be made after a timely confirmation of a book-entry transfer of the unregistered notes into the exchange agent’s account at DTC, and timely receipt by the exchange agent of an agent’s message.

The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC, has received an express acknowledgment from a participant tendering unregistered notes and that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and we may enforce such agreement against the participant. Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the appropriate letter of transmittal and described above are true and correct.

Guaranteed Delivery Procedures

Holders who wish to tender their unregistered notes and (i) whose unregistered notes are not immediately available, or (ii) who cannot deliver their unregistered notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date, or if such holder cannot complete DTC’s standard operating procedures for electronic tenders before expiration of the exchange offer, may tender their unregistered notes if:

•	the tender is made through an eligible institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message in lieu of notice of guaranteed delivery:

•	setting forth the name and address of the holder and the registered number(s), the certificate number or numbers of the unregistered notes tendered and the principal amount of unregistered notes tendered;

•	stating that the tender offer is being made by guaranteed delivery; and

•	guaranteeing that, within three (3) business days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, together with the unregistered notes tendered and any other documents required by the letter of transmittal or, alternatively, a book-entry confirmation will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered unregistered notes in proper form for transfer and all other documents required by the letter of transmittal or, alternatively, a book-entry confirmation, within three (3) business days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their unregistered notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of unregistered notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on September 1, 2010, the expiration date of the exchange offer.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile transmission or letter, of withdrawal at the address set forth below under “Exchange Agent”; or

•	for DTC participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC.

Any notice of withdrawal must:

•	specify the name of the person who tendered the unregistered notes to be withdrawn;

•	identify the unregistered notes to be withdrawn, including the certificate number or numbers and principal amount of the unregistered notes to be withdrawn;

•	be signed by the person who tendered the unregistered notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

•	specify the name in which the unregistered notes are to be re-registered, if different from that of the withdrawing holder.

If unregistered notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn unregistered notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices, and our determination shall be final and binding on all parties. Any unregistered notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect thereto unless the unregistered notes so withdrawn are validly re-tendered. Any unregistered notes which have been tendered but which are not accepted for exchange will be returned to the holder without cost to such holder as soon as practicable after withdrawal. Properly withdrawn unregistered notes may be re-tendered by following the procedures described above under “Procedures for Tendering” at any time prior to the expiration date.

Consequences of Failure to Exchange

If you do not tender your unregistered notes to be exchanged in this exchange offer, they will remain “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act.

Accordingly, they:

•	may be resold only if (i) registered pursuant to the Securities Act, (ii) an exemption from registration is available or (iii) neither registration nor an exemption is required by law; and

•	shall continue to bear a legend restricting transfer in the absence of registration or an exemption therefrom.

As a result of the restrictions on transfer and the availability of the exchange notes, the unregistered notes are likely to be much less liquid than before the exchange offer.

Exchange Agent

HSBC Bank USA, National Association has been appointed as the exchange agent for the exchange of the unregistered notes. Questions and requests for assistance relating to the exchange of the unregistered notes should be directed to the exchange agent addressed as follows:

By Facsimile:	By Registered or Certified Mail:	By Hand/Overnight Delivery:
718-488-4488	HSBC Bank USA, National Association Two Hanson Place — 14th Floor Brooklyn, NY 11217-1409	HSBC Bank USA, National Association Two Hanson Place — 14th Floor Brooklyn, NY 11217-1409
Confirm by Telephone:
718-488-4485	Attn: Corporate Trust & Loan Agency	Attn: Corporate Trust & Loan Agency

Fees and Expenses

We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph or telephone.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its related reasonable out-of-pocket expenses and accounting and legal fees. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the unregistered notes and in handling or forwarding tenders for exchange.

We will pay all transfer taxes, if any, applicable to the exchange of unregistered notes pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing exchange notes or unregistered notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of unregistered notes tendered;

•	tendered unregistered notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of unregistered notes under the exchange offer.

If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

DESCRIPTION OF THE EXCHANGE NOTES

The unregistered notes were, and the exchange notes will be, issued under an Indenture (the “Indenture”), dated February 5, 2010, among P. H. Glatfelter Company, the Subsidiary Guarantors and HSBC Bank USA, National Association, as Trustee. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “— Certain Definitions.” In this description, the words “Company,” “we” and “our” refer only to P. H. Glatfelter Company and not to any of its subsidiaries.

The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as holders of the notes. You may request copies of the Indenture at our address set forth under the heading “Where You Can Find Additional Information.”

Brief Description of the Notes

The notes:

•	are unsecured senior obligations of the Company;

•	are senior in right of payment to any future Subordinated Obligations of the Company;

•	are pari passu with all existing and future Senior Indebtedness of the Company, including the Existing Notes; and

•	are guaranteed by each Subsidiary Guarantor.

Principal, Maturity and Interest

The Company will issue the exchange notes with a maximum initial aggregate principal amount of $100.0 million. The Company will issue the exchange notes in minimum denominations of $2,000 and any greater integral multiple of $1,000. The exchange notes will mature on May 1, 2016. Subject to our compliance with the covenant described under the subheading “— Certain Covenants — Limitation on Indebtedness,” we are permitted to issue an unlimited additional aggregate principal amount of exchange notes from time to time under the Indenture (the “Additional Notes”). The notes and the Additional Notes, if any, are treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the notes include any Additional Notes actually issued.

Interest on the notes accrues at the rate of 7 1/8% per annum and is payable semiannually in arrears on May 1 and November 1, commencing on November 1, 2010. We will make each interest payment to the holders of record of the notes on the immediately preceding April 15 and October 15. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Interest on the notes accrues from the date of original issuance. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

Except as set forth below, we are not entitled to redeem the notes at our option prior to May 1, 2011.

On and after May 1, 2011, we will be entitled at our option to redeem all or a portion of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 1 of the years set forth below:

Period	Redemption Price

2011	103.563%
2012	102.375%
2013	101.188%
2014 and thereafter	100.000%

Prior to May 1, 2011, we are entitled at our option to redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount of the notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.

“Applicable Premium”  means with respect to a note at any redemption date, the greater of (1) 1.00% of the principal amount of such note and (2) the excess of (A) the present value at such redemption date of (i) the redemption price of such note on May 1, 2011 (such redemption price being described in the second paragraph in this “— Optional Redemption” section exclusive of any accrued interest) plus (ii) all required remaining scheduled interest payments due on such note through May 1, 2011 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such note on such redemption date.

“Adjusted Treasury Rate”  means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after May 1, 2011, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%.

“Comparable Treasury Issue”  means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes from the redemption date to May 1, 2011, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to May 1, 2011.

“Comparable Treasury Price”  means, with respect to any redemption date, if clause (2) of the definition of Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

“Reference Treasury Dealer” means Credit Suisse Securities (USA) LLC and its successors and assigns and two other nationally recognized investment banking firms selected by the Company that are primary U.S. Government securities dealers.

“Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable

Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

Selection and Notice of Redemption

If we are redeeming less than all the notes at any time, the Trustee will select notes on a pro rata basis to the extent practicable.

We will redeem notes of $2,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. We will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under the captions “— Change of Control” and “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock.” We may at any time and from time to time purchase notes in the open market or otherwise.

Guarantees

The Subsidiary Guarantors will jointly and severally guarantee, on a senior unsecured basis, our obligations under the notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Relating to the Notes and the Offering — Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from our subsidiary guarantors.”

Each Subsidiary Guarantor that makes a payment under its Subsidiary Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

If a Subsidiary Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. See “Risk Factors — Risks Relating to the Notes and the Offering — Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from our subsidiary guarantors.”

Pursuant to the Indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “— Certain Covenants — Merger and Consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”; provided, however, that in the case of the consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Company or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary

Guarantee must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1) the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2) the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or an Affiliate of the Company and as permitted by the Indenture, provided that the Company complies with its obligations under the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) immediately above, the obligor on the related Subsidiary Guarantee will be released from its obligations thereunder.

The Subsidiary Guarantee of a Subsidiary Guarantor also will be released:

(1) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

(2) at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guarantee Agreement pursuant to the covenant described under “— Certain Covenants — Future Subsidiary Guarantors”;

(3) in connection with any sale or other disposition of all of the Capital Stock of a Subsidiary Guarantor to a Person that is not the Company or (either before or after giving effect to such transaction) an Affiliate of the Company, if the sale of all such Capital Stock of the Subsidiary Guarantor complies with the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock”; and

(4) if we exercise our legal defeasance option or our covenant defeasance option as described under “— Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Ranking

Senior Indebtedness versus Notes

The indebtedness evidenced by the notes and the Subsidiary Guarantees is unsecured and ranks pari passu in right of payment to the Senior Indebtedness of the Company and the Subsidiary Guarantors, as the case may be, including the Existing Notes. The notes are guaranteed by the Subsidiary Guarantors.

As of March 31, 2010:

(1) the Company’s Senior Indebtedness was approximately $338.0 million and

(2) the Senior Indebtedness of our Domestic Restricted Subsidiaries was approximately $338.0 million, which includes Senior Indebtedness of the Company guaranteed by one or more Domestic Restricted Subsidiaries.

The notes are unsecured obligations of the Company. Secured debt that the Company might incur in the future and all other secured obligations of the Company in effect from time to time will be effectively senior to the notes to the extent of the value of the assets securing such debt or other obligations.

Liabilities of Subsidiaries versus Notes

A portion of our operations are conducted through our subsidiaries. Some of our subsidiaries are not Guaranteeing the notes, and, as described above under “— Guarantees,” Subsidiary Guarantees may be released under certain circumstances. In addition, our future subsidiaries may not be required to Guarantee the notes. Claims of creditors of such non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness or Guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries, generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the notes. Accordingly, the notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our non-guarantor subsidiaries.

Our non-guarantor Foreign Subsidiaries had aggregate consolidated liabilities, excluding liabilities owing to the Company or any Subsidiary Guarantor, as of April 30, 2010, of $230.4 million and revenue for the year ended December 31, 2009 of $359.2 million and for the three months ended March 31, 2010 of $120.9 million. Although the Indenture limits the incurrence of Indebtedness and preferred stock by certain of our subsidiaries, such limitations are subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “— Certain Covenants — Limitation on Indebtedness.”

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), unless the Company has exercised its right to redeem all of the outstanding notes as described under “— Optional Redemption,” each Holder shall have the right to require that the Company repurchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company;

(2) individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than a transaction, following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction, and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the notes and a Subsidiary of the transferor of such assets.

Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchaser. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “— Certain Covenants — Limitation on Indebtedness,” “— Limitation on Liens” and “— Limitation on Sale/Leaseback Transactions.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

Our Credit Agreement and the indenture governing the Existing Notes contain, and indebtedness that we may incur in the future may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase their notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

In the event a Change of Control occurs at a time when we are prohibited by our indebtedness from purchasing notes, we may seek the consent of the applicable creditors to the purchase of notes or may attempt to refinance the indebtedness that contains such prohibition. If we do not obtain such a consent or repay such indebtedness, we will remain prohibited from purchasing notes. In such case, our failure to offer to purchase notes would constitute a Default under the Indenture, which would, in turn, constitute a default under our other indebtedness.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require the Company to make an offer to repurchase the notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

Certain Covenants

The Indenture contains covenants including, among others, those summarized below. Following the first day (the “Suspension Date”) that:

(1) the notes have an Investment Grade Rating from both of the Rating Agencies, and

(2) no Default has occurred and is continuing under the Indenture,

the Company and its Restricted Subsidiaries will not be subject to the provisions of the Indenture summarized below under:

(1) “— Limitation on Indebtedness,”

(2) “— Limitation on Restricted Payments,”

(3) “— Limitation on Restrictions on Distributions from Restricted Subsidiaries,”

(4) “— Limitation on Sales of Assets and Subsidiary Stock,”

(5) clause (3) under “— Limitation on Sale/Leaseback Transactions,”

(6) clauses (a)(2) and (a)(3) of the first paragraph under “— Merger and Consolidation,”

(7) “— Limitation on Affiliate Transactions” and

(8) “— Future Subsidiary Guarantors”

(collectively, the “Suspended Covenants”). In addition, the Subsidiary Guarantees of the Subsidiary Guarantors will also be suspended as of the Suspension Date. In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the notes below an Investment Grade Rating, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events and the Subsidiary Guarantees will be reinstated. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period.

On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be classified to have been Incurred pursuant to paragraph (a) of “— Limitation on Indebtedness” or one of the clauses set forth in paragraph (b) of “— Limitation on Indebtedness” (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to paragraph (a) or (b) of “— Limitation on Indebtedness,” such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4) of paragraph (b) of “— Limitation of Indebtedness.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “— Limitation on Restricted Payments” will be made as though the covenant described under “— Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under paragraph (a) of “— Limitation on Restricted Payments” and the items specified in subclauses (3)(A) through (3)(D) of paragraph (a) of “— Limitation on Restricted Payments” will increase the amount available to be made under paragraph (a) thereof.

Limitation on Indebtedness

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and the Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio exceeds 2.00 to 1.

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness Incurred by the Company or any Restricted Subsidiary pursuant to any Credit Facilities; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (i) $300 million and (ii) the sum of (x) 60% of the inventory of the Company and its Restricted Subsidiaries and (y) 85% of the book value of the accounts receivables of the Company and its Restricted Subsidiaries;

(2) Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guarantee;

(3) the unregistered notes and the exchange notes;

(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant) including the Existing Notes;

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary became a Restricted Subsidiary or was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Restricted Subsidiary or was acquired by the Company); provided, however, that on the date such Subsidiary became a Restricted Subsidiary or was acquired by the Company and after giving pro forma effect thereto, the Company would have been entitled to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4) or (5) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Restricted Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Restricted Subsidiary;

(7) Hedging Obligations incurred in the ordinary course of business with a bona fide intention to limit interest rate risk, exchange rate risk or commodity price risk;

(8) Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance bonds, bid bonds, appeal bonds and surety bonds or other similar bonds or obligations, and any Guarantees or letters of credit functioning as or supporting any of the foregoing;

(9) Indebtedness arising from any agreement providing for indemnities, Guarantees, purchase price adjustments, holdbacks, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than Guarantees of Indebtedness) Incurred by any Person in connection with the acquisition or disposition of assets;

(10) Indebtedness of Foreign Subsidiaries for purposes of financing working capital in an aggregate principal amount at any one time outstanding not to exceed $30.0 million;

(11) Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, Incurred for the purpose of financing all or any part of the purchase price, cost of construction or improvement or carrying cost of assets used in the business of the Company and its Restricted Subsidiaries and related financing costs, and Refinancing Indebtedness Incurred to Refinance any Indebtedness Incurred pursuant to this clause, in an aggregate principal amount at any one time outstanding not to exceed $30.0 million;

(12) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(13) Indebtedness consisting of the Subsidiary Guarantee of a Subsidiary Guarantor and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (3) or (4) or pursuant to clause (6) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3) or (4); and

(14) Indebtedness of the Company or of any Subsidiary Guarantor in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (13) above or paragraph (a)), does not exceed the greater of (i) $50 million and (ii) 5% of Consolidated Net Tangible Assets, as determined as of the most recent practical date (as adjusted for any significant dispositions of assets since such date).

(c) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the notes or the applicable Subsidiary Guarantee to at least the same extent as such Subordinated Obligations.

(d) For purposes of determining compliance with this covenant:

(1) any Indebtedness outstanding under the Credit Agreement on the Issue Date will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above;

(2) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses;

(3) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above; and

(4) the Company may, at any time, change the classification of an item of Indebtedness or any portion thereof (except for Indebtedness Incurred under clause (1) of paragraph (b) above) to any other clause of paragraph (b) above or to paragraph (a) above; provided, however, that the Company or the applicable Restricted Subsidiary, as the case may be, would be permitted to Incur such item of Indebtedness or portion thereof pursuant to such other clause or paragraph (a), as the case may be, at time of such reclassification.

Limitation on Restricted Payments

(a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Existing Notes Issue Date would exceed the sum of (without duplication):

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Existing Notes Issue Date occurred to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B) 100% of the aggregate Net Cash Proceeds, or the fair market value of property other than cash, received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Existing Notes Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash, or the fair market value of property other than cash, received as a capital contribution by the Company from its shareholders subsequent to the Existing Notes Issue Date; plus

(C) the amount by which Indebtedness of the Company is reduced on the Company’s balance sheet upon the conversion or exchange subsequent to the Existing Notes Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D) an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, subsequent to the Existing Notes Issue Date and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) made subsequent to the Existing Notes Issue Date (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b) The preceding provisions will not prohibit:

(1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “— Limitation on Indebtedness”; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(4) so long as no Default has occurred and is continuing, the purchase, redemption or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such Restricted Payments (excluding amounts representing cancellation of Indebtedness) shall not exceed $1.0 million in any calendar year; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

(5) the declaration and payments of dividends on Disqualified Stock issued pursuant to the covenant described under “— Limitation on Indebtedness”; provided, however, that at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(6) repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(7) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(8) in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the notes as a result of such Change of Control and has repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such payments, purchases, redemptions, defeasances or other acquisitions or retirements shall be included in the calculation of the amount of Restricted Payments;

(9) payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under “— Limitation on Indebtedness”; provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(10) the payment of ordinary quarterly dividends on the common stock of the Company at a rate no greater than $0.09 per share (as adjusted for stock splits and other similar changes to such common stock); provided, however, the aggregate amount of such dividends in any year shall not exceed

$17.5 million; provided further, however, that such payments shall be included in the calculation of the amount of Restricted Payments; and

(11) Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (11), does not exceed $35.0 million; provided, however, that (A) at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1) with respect to clauses (a), (b) and (c),

(A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(B) any encumbrance or restriction contained in the terms of any Indebtedness Incurred pursuant to clause (b)(1) of the covenant described under “— Limitation on Indebtedness” or any agreement pursuant to which such Indebtedness was issued if (i) either (x) the encumbrance or restriction applies only in the event of and during the continuance of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement or (y) the Company determines at the time any such Indebtedness is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the notes and any other Indebtedness that is an obligation of the Company and (ii) the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings or agreements (as determined by the Company in good faith);

(C) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(D) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (D) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (D); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Holders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(E) with respect to any Foreign Subsidiary, any encumbrance or restriction contained in the terms of any Indebtedness, or any agreement pursuant to which such Indebtedness was Incurred;

(F) Liens permitted to be incurred under the provisions of the covenant described under “— Limitation on Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(G) encumbrances or restrictions contained in agreements entered into in connection with Hedging Obligations permitted from time to time under the Indenture;

(H) restrictions on cash or other deposits or net worth requirements imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(I) existing under, by reason of or with respect to applicable law, rule, regulation or order;

(J) with respect to any Person or the property or assets of a Person acquired by the Company or any of its Restricted Subsidiaries existing at the time of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, increases, extensions, supplements, refundings, replacements or refinancings are, in the reasonable good faith judgment of the Chief Executive Officer and the Chief Financial Officer of the Company, no more restrictive, taken as a whole, than those in effect on the date of the acquisition; and

(K) any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and

(2) with respect to clause (c) only,

(A) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(B) any encumbrance or restriction contained in credit agreements, security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such credit agreements, security agreements or mortgages; and

(C) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale.

Limitation on Sales of Assets and Subsidiary Stock

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors (or, in the case of any sale of timberland pursuant to a Pre-Approved Timberland Sale Initiative, as determined in good faith by an executive officer of the Company), of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of (A) cash or cash equivalents or (B) Additional Assets; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

(A) first, to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary (in each case other than

Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the notes (and to holders of other Senior Indebtedness of the Company designated by the Company) to purchase notes (and such other Senior Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (B) or (C) above (other than with the Net Available Cash from any Asset Disposition of timberland pursuant to a Pre-Approved Timberland Sale Initiative), the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $25.0 million.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1) the assumption or discharge of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

(2) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash (including, in the case of any installment note received by the Company or any Restricted Subsidiary in respect of any Asset Disposition of timberland pursuant to a Pre-Approved Timberland Sale Initiative, the receipt of cash in respect of any loan secured solely by a pledge of such installment note and, if applicable, the pledge or assignment of a letter of credit or similar instrument provided by such transferee), to the extent of cash received in that conversion.

(b) In the event of an Asset Disposition that requires the purchase of notes (and other Senior Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Company will purchase notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the notes will be denominations of $1,000 principal amount or multiples thereof. The Company shall not be required to make such an offer to purchase notes (and other Senior Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of $15.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

(3) if such Affiliate Transaction involves an amount in excess of $30.0 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit:

(1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to (but only to the extent included in the calculation of the amount of Restricted Payments made pursuant to paragraph (a)(3) of) the covenant described under “— Limitation on Restricted Payments”;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

(3) loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries, but in any event not to exceed $5.0 million in the aggregate outstanding at any one time;

(4) the payment of fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries;

(5) any transaction with the Company, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

(7) pledges of Capital Stock of Unrestricted Subsidiaries for the benefit of lenders of Unrestricted Subsidiaries; and

(8) any agreement as in effect on the Issue Date or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable to the Company or the Restricted Subsidiaries) and the transactions evidenced thereby.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, securing any

Indebtedness, other than Permitted Liens, without effectively providing that the notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured; provided, however, that the Company and the Restricted Subsidiaries will be entitled to Incur other Liens to secure Indebtedness as long as the amount of outstanding Indebtedness secured by Liens pursuant to this proviso (including any Attributable Debt) does not exceed at the time of such incurrence 5% of Consolidated Net Tangible Assets, as determined as of the most recent practical date (adjusted for any significant dispositions of assets since such date) (and any such Liens Incurred pursuant to this proviso may be permitted to exist).

Any Lien created for the benefit of the Holders of the notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Sale/Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

(1) the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under “— Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under “— Limitation on Liens”;

(2) the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value (as determined by the Board of Directors) of such property; and

(3) the Company applies the proceeds of such transaction in compliance with the covenant described under “— Limitation on Sale of Assets and Subsidiary Stock.”

Merger and Consolidation

(a) The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the notes and the Indenture;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “— Limitation on Indebtedness”; and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company (so long as no Capital

Stock of the Company is distributed to any Person) or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the notes.

(b) The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1) except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith the Company (A) complies with its obligations under the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition, (B) the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and (C) such Person shall expressly assume, by a Guarantee Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guarantee;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guarantee Agreement, if any, complies with the Indenture.

Future Subsidiary Guarantors

The Company will not permit any Domestic Restricted Subsidiary, directly or indirectly, to Incur any Indebtedness unless:

(1) such Indebtedness is Incurred by such Restricted Subsidiary pursuant to clause (2), (4), (5), (6) (with respect to Refinancing Indebtedness of Indebtedness initially Incurred under clause (4) or (5) only), (7), (8), (9), (11) or (12) of paragraph (b) of the covenant described under “— Limitation on Indebtedness”;

(2) such Restricted Subsidiary is a Subsidiary Guarantor; or

(3) such Restricted Subsidiary simultaneously executes and delivers a Subsidiary Guarantee and becomes a Subsidiary Guarantor.

SEC Reports

The Company will file with the SEC (subject to the next sentence) and provide the Trustee and Noteholders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Defaults

Each of the following is an Event of Default:

(1) a default in the payment of interest on the notes when due, continued for 30 days;

(2) a default in the payment of principal of any note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Company to comply with its obligations in paragraph (a) of the covenant described above under “— Certain Covenants — Merger and Consolidation”;

(4) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “Change of Control” (other than a failure to purchase notes) or under “— Certain Covenants” under “— Limitation on Indebtedness,” “— Limitation on Restricted Payments,” “— Limitation on Restrictions on Distributions from Restricted Subsidiaries,” “— Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase Notes), “— Limitation on Affiliate Transactions,” “— Limitation on Liens,” “— Limitation on Sale/Leaseback Transactions,” “— Certain Covenants — Merger and Consolidation” (other than a failure to comply with paragraph (a) thereof), “— Future Subsidiary Guarantors” or “— SEC Reports”;

(5) the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $15.0 million (the “cross acceleration provision”);

(7) certain events of bankruptcy, insolvency or reorganization of the Company, a Subsidiary Guarantor or any Significant Subsidiary (the “bankruptcy provisions”);

(8) any judgment or decree for the payment of money in excess of $15.0 million is entered against the Company, a Subsidiary Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”); or

(9) a Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of the Indenture or such Subsidiary Guarantee) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the notes. Under certain circumstances, the Holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the notes unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a note may pursue any remedy with respect to the Indenture or the notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder of the notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the holders of the notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding.

However, without the consent of each holder of an outstanding note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the amount of notes whose Holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any note;

(3) reduce the principal of or change the Stated Maturity of any note;

(4) reduce the amount payable upon the redemption of any note or change the time at which any note may be redeemed as described under “— Optional Redemption” above;

(5) make any note payable in money other than that stated in the note;

(6) impair the right of any Holder of the notes to receive payment of principal of and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(7) make any change in, the amendment provisions which require each Holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any note that would adversely affect the Noteholders; or

(9) other than in accordance with the Indenture, make any change in or release any Subsidiary Guarantee that would adversely affect the Noteholders.

Notwithstanding the preceding, without the consent of any Holder of the notes, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company, or any Subsidiary Guarantor under the Indenture;

(3) to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4) to add Guarantees with respect to the notes, including any Subsidiary Guarantees, or to secure the notes;

(5) to add to the covenants of the Company or a Subsidiary Guarantor for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company or a Subsidiary Guarantor;

(6) to make any change that does not adversely affect the rights of any Holder of the notes;

(7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8) to make any amendment to the provisions of the Indenture relating to the transfer and legending of notes; provided, however, that (a) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer notes.

The consent of the holders of the notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The notes will be issued in registered form and will be transferable only upon the surrender of the notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When we (1) deliver to the Trustee all outstanding notes for cancellation or (2) all outstanding notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, we may terminate all of our obligations under the notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the notes.

In addition, at any time we may terminate our obligations under “— Change of Control” and under the covenants described under “— Certain Covenants” (other than the covenant described under “— Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiary Guarantors and Significant Subsidiaries and the judgment default provision described under “— Defaults” above and the limitations contained in clause (3) of the first paragraph under “— Certain Covenants — Merger and Consolidation” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries and Subsidiary Guarantors) or (8) under “— Defaults” above or because of the failure of the Company to comply with clause (3) of the first paragraph under “— Certain Covenants — Merger and Consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

HSBC Bank USA, National Association is the Trustee under the Indenture. We have appointed U.S. Bank National Association (as successor to SunTrust Bank) as Registrar and Paying Agent with regard to the notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor will have any liability for any obligations of the Company or any Subsidiary Guarantor under the notes, any Subsidiary Guarantee or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Assets” means:

(1) any property, plant or equipment used in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary),

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary, or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary;

provided, however, that the following shall not constitute an Asset Disposition:

(A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(B) for purposes of the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “— Certain Covenants — Limitation on Restricted Payments” and (ii) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “— Certain Covenants — Merger and Consolidation”;

(C) a disposition of assets with a fair market value of less than $2.5 million;

(D) a disposition of cash or Temporary Cash Investments;

(E) dispositions (including without limitation surrenders and waivers) of accounts receivable or other contract rights in connection with the compromise, settlement or collection thereof;

(F) any sale or disposition of any property or equipment that has become damaged, worn out or obsolete or pursuant to a program for the maintenance or upgrading of such property or equipment;

(G) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien); and

(H) any disposition of assets that constitutes a Change of Control to the extent the Company has complied with the provisions under “Change of Control.”

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “— Certain Covenants — Limitation on Liens,” a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Chillicothe Acquisition” means the Company’s acquisition of certain assets located in Ohio from NewPage Corporation pursuant to the terms of an Asset Purchase Agreement dated February 21, 2006.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Agreement” means any commodity forward contract, commodities futures contract, commodity swaps, commodity option or other similar agreement or arrangement.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (a) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (b) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

“Consolidated Current Liabilities” as of the date of determination means the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), on a consolidated basis, after eliminating:

(1) all intercompany items between the Company and any Restricted Subsidiary; and

(2) all current maturities of long-term Indebtedness, all as determined in accordance with GAAP consistently applied.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication:

(1) interest expense attributable to Capital Lease Obligations;

(2) amortization of debt discount and debt issuance cost;

(3) capitalized interest;

(4) non-cash interest expense;

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6) net payments pursuant to Hedging Obligations;

(7) dividends accrued in respect of all Disqualified Stock of the Company and all Preferred Stock of any Restricted Subsidiary, in each case held by Persons other than the Company or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Company in good faith);

(8) interest incurred in connection with Investments in discontinued operations;

(9) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary; and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

“Consolidated Net Income” means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B) the Company’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A) subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5) extraordinary gains or losses; and

(6) the cumulative effect of a change in accounting principles,

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Consolidated Net Tangible Assets” as of any date of determination, means the total amount of assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of:

(1) minority interests in consolidated Subsidiaries held by Persons other than the Company or a Restricted Subsidiary;

(2) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors;

(3) any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP consistently applied;

(4) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(5) treasury stock;

(6) cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

(7) Investments in and assets of Unrestricted Subsidiaries.

“Credit Agreement” means the Credit Agreement dated as of April 3, 2006, as amended, entered into by and among, the Company, certain of its Subsidiaries, the lenders from time to time a party thereto, PNC Bank, National Association, as Agent, and Credit Suisse Securities (USA) LLC, as Syndication Agent, together with the related documents thereto (including the term loans and revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented, refunded, replaced, refinanced or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time by one or more credit facilities, and any agreement (and related document) entered into in substitution for any credit agreement, in which case, the credit agreement or similar agreement together with all other documents and instruments related thereto shall constitute the “Credit Agreement,” whether with the same or any other agent, lender or group of lenders.

“Credit Facilities” means one or more debt facilities (including the Credit Agreement (and any hedging arrangements with the lenders thereunder or Affiliates of such lenders, secured by the collateral securing the Company’s Obligations under the Credit Agreement, if any), commercial paper facilities, fiscal agency agreements or indentures, in each case with banks or other institutional lenders or a trustee, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or issuance of notes, bonds, debentures or other evidences of Indebtedness, in each case as amended, extended, renewed, restated, supplemented, refunded, replaced, refinanced or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time by one or more of such facilities or forms of Indebtedness.

“Currency Agreement” means in any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the notes shall not constitute Disqualified Stock if:

(i) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the notes and described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and “— Certain Covenants — Change of Control”; and

(ii) any such requirement only becomes operative after compliance with such terms applicable to the notes, including the purchase of any notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary that is not a Foreign Subsidiary.

“EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(1) all income tax expense of the Company and its consolidated Restricted Subsidiaries;

(2) Consolidated Interest Expense;

(3) depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period); and

(4) all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period) less all non-cash items of income of the Company and its consolidated Restricted Subsidiaries (other than accruals of revenue by the Company and its consolidated Restricted Subsidiaries in the ordinary course of business);

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Equity Offering” means any public or private sale after the Issue Date of common stock of the Company, other than public offerings with respect to the Company’s common stock registered on Form S-8.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Notes” means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the notes, in compliance with the terms of the Registration Rights Agreement.

“Existing Notes” means the outstanding 7 1/8% Senior Notes due 2016 of the Company issued under an Indenture dated April 28, 2006, as supplemented, among the Company, Suntrust Bank, as Trustee, and the Subsidiary Guarantors (as defined therein).

“Existing Notes Issue Date” means April 28, 2006, the date on which the Existing Notes were originally issued.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantee Agreement” means a supplemental indenture, in a form reasonably satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations with respect to the notes on the terms provided for in the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“Holder” or “Noteholder” means the Person in whose name a note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “— Certain Covenants — Limitation on Indebtedness”:

(1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3) the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the fair market value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Initial Purchaser” means Credit Suisse Securities (USA) LLC.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments”:

(1) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB– (or the equivalent) by Standard and Poor’s, or an equivalent rating by any other Rating Agency.

“Issue Date” means the date on which the unregistered notes were originally issued.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5) any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Temporary Cash Investments;

(4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8) any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under “— Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” or (B) a disposition of assets not constituting an Asset Disposition;

(9) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(10) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(11) any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “— Certain Covenants — Limitation on Indebtedness”;

(12) any Person to the extent such Investment existed on the Existing Notes Issue Date, and any extension, modification or renewal of any such Investments existing on the Existing Notes Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Existing Notes Issue Date;

(13) Investments in Permitted Joint Ventures, when taken together with all other Investments made pursuant to this clause (13), do not exceed $35.0 million;

(14) obligations of one or more officers, directors or employees of the Company or any of its Restricted Subsidiaries in connection with such individual’s acquisition of shares of Capital Stock of the Company (and refinancings of the principal thereof and accrued interest thereon) so long as no net cash or other assets of the Company and its Restricted Subsidiaries are paid by the Company or any of its Restricted Subsidiaries to such individuals in connection with the acquisition of any such obligations;

(15) Investments in prepaid expenses, negotiable instruments held for collection or deposit and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business; and

(16) Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (16) and outstanding on the date such Investment is made, do not exceed the greater of (i) $35 million and (ii) 3.0% of Consolidated Net Tangible Assets.

“Permitted Joint Venture” means any joint venture in which the Company or any Subsidiary thereof holds an equity interest and that is engaged in a Related Business.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(3) Liens for taxes, assessments or governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7) Liens to secure Indebtedness permitted under the provisions described in clause (b)(1) under “— Certain Covenants — Limitation on Indebtedness” (including, during any Suspension Period, Indebtedness of the type and in the amounts specified under such clause);

(8) Liens existing on the Existing Notes Issue Date;

(9) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(10) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

(12) Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be Incurred under the Indenture;

(13) Liens to secure Indebtedness permitted under the provisions described in clause (b)(11) under “— Certain Covenants — Limitation on Indebtedness” (including, during any Suspension Period, Indebtedness of the type and in the amounts specified under such clause); provided, however, such Liens are limited to the assets that are the subject of such Indebtedness and the proceeds thereof;

(14) Liens in favor of the Company or any Subsidiary Guarantor; and

(15) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9), (10) or (13); provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9),(10) or (13) at the time the original Lien became a Permitted Lien and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

Notwithstanding the foregoing, “Permitted Liens” will not include any Lien described in clause (6) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “— Certain Covenants — Limitation on Sale of Assets and Subsidiary Stock.” For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Pre-Approved Timberland Sale Initiative” means any initiative approved by the Board of Directors pursuant to which the Company has identified timberland to be sold, transferred or otherwise disposed and pursuant to which the Board of Directors has authorized management of the Company to effect the sale, transfer or disposal of such timberland.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

“Rating Agencies” means Moody’s and S&P or, if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Board of Directors, which shall be substituted for Moody’s or S&P or both, as the case may be.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the notes, such Refinancing Indebtedness is subordinated in right of payment to the notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement dated February 5, 2010, among the Company, the Subsidiary Guarantors and the Initial Purchaser.

“Related Business” means any business in which the Company or any of the Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business.

“Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than by a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (A) from the Company or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate in right of payment to the notes or the Subsidiary Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(i) any obligation of such Person to the Company or any Subsidiary of the Company;

(ii) any liability for Federal, state, local or other taxes owed or owing by such Person;

(iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(iv) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(v) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes or a Subsidiary Guarantee of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of the Company that thereafter guarantees the notes pursuant to the terms of the Indenture.

“Subsidiary Guarantee” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the notes.

“Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to Standard & Poor’s;

(5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s; and

(6) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Trustee” means HSBC Bank USA, National Association until a successor replaces it and, thereafter, means the successor.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1) GPW Virginia Timberlands LLC

(2) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(3) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “— Certain Covenants — Limitation on Restricted Payments.”

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “— Certain Covenants — Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain of the U.S. federal income tax consequences of an exchange of unregistered notes for exchange notes pursuant to this exchange offer. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, all as of the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address all of the tax considerations that may be relevant to a particular holder in light of the holder’s circumstances, or to certain categories of holders that may be subject to special rules. This summary does not consider any tax consequences arising under U.S. alternative minimum tax law, U.S. federal gift and estate tax law or under the laws of any foreign, state, local or other jurisdiction. Each holder should consult its own independent tax advisor regarding its particular situation and the federal, state, local and foreign tax consequences of exchanging the unregistered notes for exchange notes and purchasing, holding and disposing of the exchange notes, including the consequences of any proposed change in applicable laws.

The exchange of unregistered notes for exchange notes in the exchange offer will not constitute a taxable event for U.S. federal income tax purposes. Consequently, for such purposes a holder will not recognize gain upon receipt of an exchange note in exchange for unregistered notes in the exchange offer, the holder’s adjusted tax basis (and adjusted issue price) in the exchange note received in the exchange offer will be the same as its adjusted tax basis (and adjusted issue price) in the corresponding unregistered note immediately before the exchange, and the holder’s holding period in the exchange note will include its holding period in the unregistered note.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for unregistered notes where such unregistered notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until 180 days after the date of this prospectus, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers that may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the date of this prospectus, we will promptly send additional copies of this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the notes offered hereby will be passed upon for us by Shearman & Sterling LLP, New York, New York and Ballard Spahr Andrews & Ingersoll LLP, Philadelphia, Pennsylvania.

EXPERTS

The financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of P. H. Glatfelter Company and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited consolidated financial statements of Concert Industries Corp. as of December 31, 2009 and 2008, and for the years ended December 31, 2009 and 2008, included in this prospectus have been audited by KPMG LLP, Licensed Public Accountants, as stated in their report appearing therein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov. In addition, you can inspect and copy our reports, proxy statements and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Our subsidiary guarantors do not file separate financial statements with the SEC and do not independently publish their financial statements. Instead, our subsidiary guarantors’ financial condition, results of operations and cash flows are consolidated into our financial statements. Condensed consolidating financial information illustrating our subsidiary guarantors’ financial condition, results of operations and cash flows, on a combined basis, is disclosed in the notes to our consolidated financial statements.

The SEC allows us to incorporate by reference into this document the information we filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

We incorporate by reference the documents listed below, except that we are not incorporating any information included in a current report on Form 8-K that has been furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by a reference in a furnished current report on Form 8-K or other furnished document.

1.	Our current reports on Form 8-K, filed January 5, 2010 (excluding Item 7.01), February 5, 2010, February 12, 2010, May 3, 2010, May 6, 2010, June 3, 2010 and July 6, 2010, and our current reports on Form 8-K/A filed January 6, 2010 (excluding Item 7.01) and April 1, 2010;

2.	Our quarterly report on Form 10-Q for the quarterly period ended March 31, 2010;

3.	Our annual report on Form 10-K for the fiscal year ended December 31, 2009.

Our filings with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, are available free of charge on our website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our Internet website is located at www.glatfelter.com. The contents of the website are not incorporated by reference into this prospectus. You also may request a copy of these filings, at no cost, by contacting us at: P. H. Glatfelter Company, 96 South George Street, Suite 500, York, Pennsylvania 17401 (telephone number (717) 225-4711), Attention: Investor Relations.

We also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 prior to the termination of the offering made hereby.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus and information incorporated by reference into this prospectus, is accurate only as of the date of the documents containing the information. Our business, financial condition, results of operation and prospects may have changed since that date.

Any request for documents should be made by August 25, 2010 to ensure timely delivery of the documents prior to the expiration of the exchange offer.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Concert Industries Corp.

AUDITORS’ REPORT

To the Board of Directors of Concert Industries Corp.

We have audited the accompanying consolidated balance sheets of Concert Industries Corp. (“the Company”) and subsidiaries as at December 31, 2009 and 2008, and the related consolidated statements of operations, retained earnings and accumulated other comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 19 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Ottawa, Canada
May 4, 2010

CONCERT INDUSTRIES CORP.

Consolidated Balance Sheets
December 31, 2009, with comparative figures for 2008

	2009	2008
	(Expressed in thousands of Canadian dollars)

ASSETS
Current assets:
Cash and cash equivalents	$18,931	$10,263
Accounts receivable	27,527	30,660
Inventory (note 4)	29,603	37,151
Prepaids and deposits	2,327	2,697
Future income taxes (note 13)	4,584	4,905

	82,972	85,676
Derivative related asset	2,771	—
Property, plant and equipment (note 5)	105,859	92,094
Future income taxes (note 13)	9,714	10,465

	$201,316	$188,235

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term indebtedness (note 6)	$13,066	$14,700
Accounts payable and accrued liabilities	23,320	19,475
Current portion of long-term debt (note 8)	11,735	8,978
Derivative related liabilities	593	900
Income taxes payable	604	1,514
Shareholder loan (note 7)	4,474	4,474

	53,792	50,041
Derivative related liabilities	1,663	1,529
Long-term debt (note 8)	46,977	46,973

	102,432	98,543
Shareholders’ equity:
Share capital (note 9)	44,132	44,132
Retained earnings	56,200	40,650
Accumulated other comprehensive income (loss)	(1,448)	4,910

	98,884	89,692
Commitments (note 14)
Subsequent events (notes 6, 8, 12, 16 and 20)

	$201,316	$188,235

Approved on behalf of the Board:

Director

Director

See accompanying notes to consolidated financial statements.

CONCERT INDUSTRIES CORP.

Consolidated Statements of Operations
Year ended December 31, 2009, with comparative figures for 2008

	2009	2008
	(Expressed in thousands of Canadian dollars)

Revenue	$230,711	$227,037
Cost of sales	182,163	172,558

	48,548	54,479
Expenses:
Administration	12,529	11,379
Amortization	4,692	3,113
Fixed manufacturing, product development and overhead	10,248	9,494
Selling and marketing	2,832	2,466

	30,301	26,452

Earnings before the undernoted	18,247	28,027
Interest expense	3,904	3,000
(Gain) loss on derivative instruments	(2,973)	2,149

Earnings before income taxes	17,316	22,878
Income taxes (reduction) (note 13):
Current	1,138	2,386
Future	628	(2,348)

	1,766	38

Net earnings	15,550	22,840
Other comprehensive income (loss), net of taxes:
Unrealized (loss) gain on translating financial statements of self-sustaining foreign operation	(6,337)	7,218
Change in fair value of cash flow hedging derivative instruments	(21)	(204)
Reclassification to net earnings upon settlement of cash flow hedging derivatives	—	(246)

Other comprehensive (loss) income	(6,358)	6,768

Comprehensive income	$9,192	$29,608

See accompanying notes to consolidated financial statements.

CONCERT INDUSTRIES CORP.

Consolidated Statements of Retained Earnings and Accumulated Other Comprehensive Income (Loss)
Year ended December 31, 2009, with comparative figures for 2008

	2009	2008
	(Expressed in thousands of
	Canadian dollars)

Retained earnings, beginning of year	$40,650	$17,810
Net earnings	15,550	22,840

Retained earnings, end of year	$56,200	$40,650

Accumulated other comprehensive income (loss), beginning of year	$4,910	$(1,858)
Cumulative translation adjustment	(6,337)	7,218
Accumulated net change in fair value of cash flow hedging derivative instruments	(21)	(204)
Accumulated net change in reclassification of net earnings upon settlement of cash flow hedging derivatives	—	(246)

	(6,358)	6,768

Accumulated other comprehensive income (loss), end of year	$(1,448)	$4,910

See accompanying notes to consolidated financial statements.

CONCERT INDUSTRIES CORP.

Consolidated Statement of Cash Flows
 Year ended December 31, 2009, with comparative figures for 2008

	2009	2008
	(Expressed in thousands of Canadian dollars)

Cash provided by (used in):
Operations:
Net earnings	$15,550	$22,840
Adjustment for non-cash items:
Amortization	4,692	3,113
Unrealized foreign exchange (gain) loss	(1,592)	2,162
Future income taxes (reduction)	628	(2,348)
Stock-based compensation	2,395	200
(Gain) loss on derivative instruments	(2,973)	2,149

	18,700	28,116
Changes in non-cash operating working capital:
Decrease (increase) in accounts receivable	990	(116)
Decrease (increase) in inventory	4,960	(4,553)
Decrease (increase) in prepaids and deposits	280	(769)
Increase (decrease) in accounts payable and accrued liabilities	2,036	(5,546)

	26,966	17,132
Investments:
Purchase of property, plant and equipment	(28,452)	(38,987)
Financing:
Proceeds from short-term indebtedness	349	2,818
Proceeds from long-term debt	18,827	51,927
Repayment of long-term debt	(8,249)	(27,361)

	10,927	27,384
Foreign exchange gain (loss) on cash held in foreign currency	(773)	639

Increase in cash and cash equivalents	8,668	6,168
Cash and cash equivalents, beginning of year	10,263	4,095

Cash and cash equivalents, end of year (note 2(b))	$18,931	$10,263

Supplementary cash flow information (note 18)

See accompanying notes to consolidated financial statements.

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)
Year ended December 31, 2009

1.	Nature of business:

Concert Industries Corp. (the “Company”) is incorporated under the Canadian Business Corporations Act and its principal business activity is the manufacture and sale of thermal, latex and multi-bonded airlaid fabrics.

2.	Significant accounting policies:

(a)	Basis of presentation:

The consolidated balance sheet of the Company as at December 31, 2009 includes the accounts of its wholly owned subsidiaries including its significant operating subsidiaries Concert GmbH, AA-Tech Systems Advanced Airlaid Technology GmbH and Concert Airlaid Ltée. The Company is a wholly-owned subsidiary of Tricap Management Limited (“Tricap”), an entity controlled by Brookfield Asset Management. All intercompany balances and transactions have been eliminated.

On February 12, 2010, Tricap completed the sale of all of the outstanding shares of the Company to P.H. Glatfelter Company (note 20).

(b)	Cash and cash equivalents:

The Company considers cash and cash equivalents to be highly liquid investments with original maturities of three months or less.

(c)	Inventory:

Raw materials are valued at the lower of cost and net realizable value. Finished goods are valued at the lower of cost and net realizable value. Cost is determined using the first-in first-out method.

(d)	Property, plant and equipment:

Property, plant and equipment are recorded at cost. Amortization is determined as follows:

Asset

Airlaid plants and equipment	Straight-line over 15 years
Buildings	Straight-line over 25 years
Leasehold improvements	Straight-line over the life of the lease
Furniture and equipment	Straight-line over 5 years

(e)	Government grants:

Any government grants received by the Company are applied to reduce the capital cost of the Company’s Airlaid plant and equipment.

(f)	Impairment of long-lived assets:

The Company assesses impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

(g)	Foreign currency translation:

The functional currency of the Company is the Canadian dollar and that of its foreign subsidiaries is the local currency. The foreign subsidiaries are self-sustaining. Accordingly, the financial statements of the Company’s foreign subsidiaries have been translated into Canadian dollars using the current rate method whereby assets and liabilities are translated at the exchange rate in effect on the balance sheet date and revenue and expense items are translated at the average rate of exchange prevailing during the period. Gains and losses on translation are deferred and included as the cumulative translation adjustment in accumulated other comprehensive income, a component of shareholders’ equity.

In addition, the Company enters into transactions denominated in foreign currencies that have been translated into Canadian dollars as follows:

(i) monetary assets and liabilities at year-end rate;

(ii) all other assets and liabilities at rate in effect on the transaction date; and

(iii) revenue and expense items at the average rate of exchange prevailing during the period.

Exchange gains and losses arising from these transactions are reflected in results from operations.

Exchange rates for Euros to Canadian dollars for December 31, 2009: the spot rate was 1.5000 (2008 — 1.7046) and the average rate for the year ended December 31, 2009 was 1.5912 (2008 — 1.5564).

(h)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Areas requiring significant estimates include provision for sales returns and customer rebates, valuation of accounts receivable, inventory, future income tax assets, and property, plant and equipment, income tax expense and stock-based compensation.

(i)	Research and development expenses:

Research costs net of related investment tax credits and other amounts recoverable are expensed in the year in which they are incurred. Development costs are expensed in the year incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization.

(j)	Revenue recognition:

The Company recognizes revenue when the risk of ownership and title to the product passes to the customer, which is when goods are shipped, and collectibility of amounts due from customers is probable. A reserve for sales returns and customer rebates are recognized based on historical experience and contractual obligations at the time revenue is recognized. Customer volume rebates are provided for over the term of the contract based on estimated sales volumes and the corresponding rebates payable.

(k)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 12. The Company accounts for all employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, using the fair value based method.

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date results in a change in the measure of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(l)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the tax assets and liabilities are recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered “more likely than not” to be realized.

(m)	Financial instruments:

The Company’s cash and cash equivalents are classified as held for trading with changes in fair value recorded in the consolidated statement of operations. Accounts receivable are classified as loans and receivables. Short-term indebtedness, accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. Forward foreign currency contracts and interest rate swap contracts are classified as held for trading unless they are accounted for as a hedge.

Derivatives are classified as held for trading unless designated as hedging instruments. All derivatives, including embedded derivatives, are measured at fair value. For derivatives that hedge variability in cash flows, the effective portion of changes in the derivatives’ fair value is initially recognized in other comprehensive income, and will subsequently be reclassified to net income in the periods affected by the variability in the cash flows of the hedged item.

The Company uses derivative instruments, such as forward currency contracts and interest rate swap contracts to manage the Company’s exposure to fluctuations in cash flows resulting from foreign exchange risk and interest rate risk related to fixed price and/or foreign denominated sales and purchases, including anticipated transactions. The Company’s policy is not to enter into derivative instruments for speculative purposes.

Certain derivative instruments that are held for economic hedging purposes, and do not meet the requirements of Section 3865, are classified as held for trading with the changes in fair value being recorded in the consolidated statement of operations in the (gain) loss on derivative instruments.

When derivative instruments are used, the Company determines whether hedge accounting can be applied. Where hedge accounting is appropriate, the Company designates the hedged relationship as a cash flow hedge. All designated hedges are formally documented at inception, detailing the particular risk management objective and the strategy for undertaking the hedge transaction. The documentation identifies the specific asset or liability being hedged, the risk that is being hedged, the type of derivative used and how effectiveness will be assessed. The Company assesses whether the derivatives are highly effective in accomplishing the objective of offsetting changes in forecasted cash flows attributable to the risk being hedged both at inception and over the life of the hedge. Furthermore, accumulated ineffectiveness is measured over

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

the life of the hedge. The effective portion of the hedge is recorded in accumulated other comprehensive income, while the ineffective portion is recognized in the statement of operations in the change in fair value of derivative instruments.

(n)	Transaction costs:

Transaction costs related to long-term debt are deducted from the initial carrying amount of the long-term debt and are amortized using the effective interest rate method.

3.	New accounting standards:

(a)	Goodwill and intangible assets:

On January 1, 2008, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (IFRS) IAS 38, Intangible Assets. The initial adoption of this standard did not impact the Company’s financial statements.

(b)	Credit risk and the fair value of financial assets and financial liabilities:

On January 20, 2009, the Emerging Issues Committee issued Abstract 173 (EIC-173), Credit Risk and the Fair value of Financial Assets and Financial Liabilities. EIC-173 stipulates that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative financial instruments. EIC-173 applies to the Company effective January 1, 2009 and must be applied retrospectively without restatement of prior periods. In accordance with EIC-173, certain financial assets and financial liabilities, including derivative financial instruments, had to be remeasured as at January 1, 2009. Any adjustment to the fair value must be recorded as an adjustment to the balance of retained earnings as at that date, except certain adjustments related to derivative financial instruments in a hedging relationship. In certain specific cases, any resulting difference would be recorded either in Other comprehensive income or as an adjustment to the carrying value of the hedged item. The initial adoption of this standard did not impact the Company’s consolidated financial statements.

(c)	Financial instrument disclosures:

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments — Disclosures, to enhance disclosures about fair value measurements and the liquidity risk of financial instruments.

All financial instruments recognized at fair value on the Consolidated Balance Sheet must be classified in three fair value hierarchy levels, which are as follows:

•	Level 1 — valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

•	Level 2 — valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

•	Level 3 — valuation techniques with significant unobservable market inputs.

This information is presented in note 16.

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

4.	Inventory:

	2009	2008

Raw materials	$12,957	$13,292
Work-in-process	3,215	3,629
Finished goods	13,431	20,230

	$29,603	$37,151

5.	Property, plant and equipment:

		Accumulated	Net Book
2009	Cost	Amortization	Value

Airlaid plants and equipment	$74,459	$11,275	$63,184
Buildings and leasehold improvements	39,338	4,590	34,748
Furniture and equipment	6,774	1,958	4,816
Land	1,835	—	1,835
Land improvement	109	2	107
Construction in progress	1,169	—	1,169

	$123,684	$17,825	$105,859

		Accumulated	Net Book
2008	Cost	Amortization	Value

Airlaid plants and equipment	$39,079	$8,935	$30,144
Buildings and leasehold improvements	24,785	3,572	21,213
Furniture and equipment	4,543	1,323	3,220
Land	1,934	—	1,934
Land improvement	110	—	110
Construction in progress	35,473	—	35,473

	$105,924	$13,830	$92,094

During the year ended December 31, 2009, $14,227 of capital expenditure grants were received (2008 — $3,869). Grants received from the German and Canadian governments are netted against property, plant and equipment, primarily in Airlaid plants and equipment.

The Company will be eligible to apply for additional tax related German government grants of up to Euro 5,550. These grants may be received if certain eligibility, application and audit criteria are fulfilled.

6.	Short-term indebtedness:

The Company has available an unsecured non-interest bearing credit facility in Canada in an aggregate amount not to exceed US $13,305 established with Tricap. Amounts drawn on the facility are repayable on demand. At December 31, 2009, $10,022 (2008 — $11,614) has been drawn under this credit facility.

The Company also has a line of credit in Germany for a maximum of $9,000 (Euro 6,000). At December 31, 2009 $3,044 (Euro 2,030) (2008 — $3,086), was outstanding under this line of credit. This line of credit bears interest at 8% and is unsecured.

The Company has a $10,000, 364 days term operating facility that expires on July 13, 2010. This credit facility is available in Canadian or US dollars. Interest is at Canadian Prime Rate or US Base Rate. Security is

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

a first ranking hypothec on accounts receivable and inventory. At December 31, 2009, $Nil (2008 — $Nil) was outstanding under this credit facility.

On February 11, 2010, as part of the sale of the Company’s shares (note 20), both the US $13,305 unsecured credit facility and the $10,000 364 days term operating facility were repaid, converted or discharged.

7.	Shareholder loan:

The shareholder loan is payable to the parent company is denominated in Canadian dollars and is secured by a first charge on the assets of the Company and its subsidiaries and bears interest at 0.1%. The shareholder loan is repayable on demand.

In February 2010, as part of the sale of the Company’s shares (note 20), the shareholder loan was repaid.

8.	Long-term debt:

(a)	Long-term debt:

	2009	2008

Deutsche Bank syndicate loan of Euro 62,500 secured by mortgage of Concert GmbH land of Euro 47,700, machinery equipment and blanket assignment of all trade receivables and inventory of Concert GmbH. Joint and several liability of Concert GmbH, Concert Europe GmbH, AA-Tech Systems Advanced Airlaid Technology GmbH. Denominated in Euro, with a credit facility of Euro 56,500 of long-term debt and a Euro 6,000 line of credit. The long-term debt is in 3 tranches A, B, and C. Tranche A is a Euro 14,700 facility and was fully drawn in June 2008. Euro 639 quarterly repayments commenced in June 2008. Tranche A will mature in December 2013. Tranche B is a Euro 27,000 facility and has had Euro 9,500 drawn in 2008 and Euro 11,500 drawn in 2009. Quarterly repayments of Euro 1,227 commenced in September 2009 and will mature in December 2014. Tranche A and B bear interest at EURIBOR 3 month variable rate plus an interest margin based on interest coverage, leverage and net worth calculations. Tranche C is a Euro 14,800 facility and is undrawn at September 30, 2009 and will bear interest at EURIBOR plus 1.50%
	$43,159	$37,985
Deutsche Bank promissory note payable of Euro 8,000 fully drawn in 2008, bearing interest at 7.48% payable quarterly, principal is repayable by a lump sum payment in June 2015. Joint and several liability of Concert GmbH, Concert Europe GmbH, AA-Tech Systems Advanced Airlaid Technology GmbH. This promissory note is also secured by the mortgage of Concert GmbH land of Euro 47,700, machinery equipment and blanket assignment of all trade receivables and inventory of Concert GmbH	12,000	13,637
Canada Economic Development loan, interest free, quarterly principal repayments of $38 commencing January 2010, due September 2016	1,063	1,063
Government of Germany Loan denominated in Euro, initial advance of Euro 2,556, repayable in annual payments of Euro 251 over a 10-year period commencing in 2007 and bearing interest at 6.6%, payable semi-annually	2,490	3,266

	58,712	55,951
Current portion	11,735	8,978

	$46,977	$46,973

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

The Company is obligated to make the following principal payments at December 31, 2009:

2010	$11,735
2011	11,735
2012	11,735
2013	10,096
2014	13,411

$58,712

As part of the sale of the Company’s shares (note 20), the Canada Economic Development loan was fully repaid on February 3, 2010. The Deutsche Bank Syndicate loan, Deutsche Bank promissory note and Government of Germany loan were fully repaid on February 12, 2010 (note 20).

(b)	Interest rate swap:

The Company has two outstanding interest rate swaps with Deutsche Bank at December 31, 2009. The first interest rate swap commenced on October 10, 2008 and exchanges variable interest for a fixed interest of 3.83% on a notional amount of Euro 5,432. The second interest rate swap commences on September 30, 2009 and exchanges variable interest for a fixed interest of 4.19% on a notional amount of Euro 25,773. The fair value of the interest rate swaps at December 31, 2009 is $2,256 and is recorded in derivative related liabilities.

As part of the sale of the Company’s shares (note 20), the interest rate swaps were settled by cash payment on February 12, 2010.

9.	Share capital:

	2009	2008

Authorized:
Unlimited number of common shares with no par value
Unlimited number of restricted-voting common shares
Issued:
32,723,351 common shares	$31,739	$31,739
12,776,649 restricted-voting common shares	12,393	12,393

	$44,132	$44,132

10.	Accumulated other comprehensive income:

	2009	2008

Accumulated cumulative translation adjustment	$(1,223)	$5,114
Accumulated net change in reclassification of net earnings upon settlement of cash flow hedging derivatives	(225)	(204)

	$(1,448)	$4,910

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

11.	Related party transactions:

(a)	Short-term indebtedness, as described in note 6.

(b)	Shareholder loan payable, as described in note 7.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

12.	Stock-based compensation:

Under the Company’s stock option plan, the Company may grant options to Employees, Executives and Consultants to purchase common shares. The terms and number of Common Shares covered by each option is to be determined by the Board of Directors upon issuance. The plan currently contemplates that a maximum of 10,000,000 common shares may be granted under the stock option plan. The exercise price for each share covered by an option shall be the fair market value of common shares as established by the Board of Directors, subject to the terms of the plan. Options granted may be exercised over a period not exceeding ten years.

A summary of the status of the plan is as follows:

		2009		2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price

Outstanding, beginning of year	3,055,000	$1.95	3,055,000	$1.95
Exercised	—	—	—	—

Options outstanding, end of year	3,055,000	$1.95	3,055,000	$1.95

Options exercisable, end of year	—	$—	—	$—

The following table summarizes information about stock options outstanding at December 31, 2009:

Options Outstanding
		Average
		Remaining
Exercise	Number of	Contractual
Price	Options	Life of Options

$1.95	3,055,000	6.66

All outstanding stock options are classified as liabilities and are carried at their intrinsic value as adjusted for vesting. The intrinsic value is marked-to-market each period and is amortized to expense over the period in which the related services are rendered. The stock options vest to the optionee after eight years. Upon an acquisition of the Company’s shares, the Board of Directors of the Company may decide to accelerate the vesting and the exercise date of the outstanding options.

Stock compensation expense for the year is $2,395 (2008 — $200).

On February 11, 2010, as part of the sale of the Company’s shares (note 20), the Company’s Board of Directors approved the immediate vesting of all outstanding stock options. These options were settled for $7,198 in cash on February 11, 2010.

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

13.	Income taxes:

Income tax expense attributable to earnings from continuing operations differs from the amounts computed by applying the combined Canadian federal and provincial income tax rate of 30.9% (2008 — 30.9%) to earnings from continuing operations before income taxes and non-controlling interest as follows:

	2009	2008

Earnings from continuing operations before income taxes	$17,316	$22,878

Expected income tax	$5,351	$6,927
Tax effect of:
Results from foreign operations taxed at higher (lower) rates	(559)	(902)
Change in valuation allowance — realization of losses carried forward	(3,345)	(9,010)
Change in substantively-enacted tax rates	—	1,291
Other	319	1,732

	(3,585)	(6,889)

	$1,766	$38

The tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are presented below:

	2009	2008

Future income tax assets:
Property, plant and equipment	$4,995	$5,958
Non-capital loss carry forwards	42,217	45,582
Net capital loss carry forwards	819	819
Research and development tax deduction carry forwards	2,522	2,215
Other	613	415

Total gross future income tax assets	51,166	54,989
Valuation allowance	(35,950)	(39,295)

Net future income tax assets	15,216	15,694
Future income tax liabilities:
Financing costs	228	324
Derivative instruments	690	—

Total gross future income tax liabilities	918	324

Net future income tax assets	$14,298	$15,370

In making an assessment of whether future income tax assets are more likely than not to be realized, management prepares information regarding the expected use of such assets by reference to its internal income forecasts. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible and the available non-capital loss carry forwards can be utilized. Management considers the scheduled reversals of future income tax liabilities, the character of future income tax assets and available tax planning strategies in making this assessment.

No valuation allowance has been recorded in relation to future income tax assets related to deductible temporary differences of the European operations.

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

Based on management’s best estimates of the expected realization of future income tax assets, during 2008 and 2009 the Company reduced the valuation allowance relating to its North American operations to reflect that it is more likely than not that certain future income tax assets will be realized.

The Company and its Canadian subsidiary have non-capital loss carry forwards in Canada for federal income tax purposes of approximately $144,000 which can be used to offset future Canadian taxable income. These losses expire as follows:

2014	$138,000
2015	6,000

$144,000

14.	Commitments:

(a) The Company has committed to the following operating lease payments for premises and equipment in the next two years:

2010	$667
2011	658

(b) The Company has property, plant and equipment related commitments of $2,354 at December 31, 2009.

15.	Capital risk management:

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and cash equivalents, short-term indebtedness and equity comprising of issued capital, retained earnings and accumulated other comprehensive income.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its board of directors, will balance its overall capital structure through new share issues, share repurchases, the payment of dividends, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2008.

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

16.	Financial risk management and financial instruments:

(a)	Classification and fair values of financial instruments:

(i)	At December 31, the classification of the Company’s financial instruments, as well as their carrying amounts are as follows:

		2009	2008
		Carrying	Carrying
Financial Assets and Liabilities	Classification	Amount	Amount

Cash and cash equivalents	Held for trading	$18,931	$10,263
Accounts receivable	Loans and receivables	27,527	30,660
Derivative related asset	Held for trading	2,771	—
Short-term indebtedness	Other liabilities	13,066	14,700
Accounts payable and accrued liabilities	Other liabilities	23,320	19,475
Derivative related liabilities — current	Held for trading	593	900
Shareholder loan	Other liabilities	4,474	4,474
Current portion of long-term debt	Other liabilities	11,735	8,978
Derivative related liabilities — non-current	Held for trading	1,663	1,529
Long-term debt	Other liabilities	46,977	46,973

The Company had neither available for sale, nor held to maturity financial instruments during the years ended December 31, 2009 or 2008.

The Company has determined the fair values of its financial instruments as follows:

•	Cash and cash equivalents, accounts receivable, short-term indebtedness, accounts payable and accrued liabilities and shareholder loan carrying amounts approximate their fair values as a result of the relatively short-term nature of these financial instruments.

•	The fair value of long-term debt has been estimated based on a discounted cash flow approach using current market rates. The fair value of long-term debt at December 31, 2009 is $57,712 (2008 — $54,438).

•	The fair values of the Company’s forward foreign currency contracts and interest rate swap contracts and other derivative instruments are based on market prices.

•	All financial instruments recognized at fair value on the consolidated balance sheet have been classified as Level 1 financial instruments. There were no changes in classification levels during the year.

(ii)	Interest income and expense:

The Company has recorded net investment income in relation to the following financial instruments:

	2009	2008

Financial assets held for trading:
Interest income earned on:
Cash and cash equivalents	$52	$157

Financial liabilities:
Interest expense on short-term indebtedness, shareholder loan and long-term debt	$(3,904)	$(3,000)

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

(iii)	Accounts receivable:

The Company’s accounts receivable are comprised of following:

	2009	2008

Trade receivables	$22,237	$23,132
Allowance for doubtful accounts	(512)	(556)
Other	5,802	8,084

	$27,527	$30,660

(b)	Overview:

The Company has exposure to credit risk, liquidity risk and market risk. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The board reviews the Company’s risk management policies on an annual basis.

(c)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s accounts receivable, cash and cash equivalents and derivative instruments. The carrying amount of financial assets represents the maximum credit exposure.

The Company has adopted a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment terms and conditions are offered.

When available, the Company reviews credit bureau ratings, bank accounts and financial information for each new customer. Customers that fail to meet the Company’s established credit policy are required to provide cash in advance or meet other terms that mitigate risk to appropriate customer levels.

Cash and cash equivalents

The Company’s excess cash is deposited in large financial institutions or it is invested with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio. Short-term investments must be rated at least investment grade by the recognized rating agencies. The Company does not expect any counterparties to these short-term investments to fail to meet their obligations.

Accounts receivable

The Company’s exposure to credit risk is subject to the concentration of its key customers. The Company’s five largest customers represent 77% of consolidated accounts receivable at December 31, 2009. These five customers are consumer product manufacturers and have been transacting with the Company for many years without any significant occurrence of losses to the Company. The Company believes that, despite the concentration of credit, credit risk is limited due to the financial stability of its largest customers and the long-standing relationships the Company has with these customers.

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

The maximum exposure to credit risk for trade accounts receivable by geographic region are as follows:

Carrying Amounts
December 31, 2009

United States	$8,357
Canada	65
Europe	13,815

The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of trade receivables. The main component of this allowance is a specific loss component that relates to individual significant exposures. As at December 31, 2009, the Company had an allowance for doubtful accounts of $512 (2008 — $556). At December 31, 2009 and December 31, 2008, the Company had no material past due trade accounts receivable.

Derivatives

Credit risk relating to forward foreign currency contracts and interest rate swap contracts and other derivative instruments arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements in instances where these agreements have positive fair value for the Company. These counterparties are the Company’s ultimate parent or large international financial institutions and to date, no such counterparty has failed to meet its financial obligation to the Company.

(d)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company manages its liquidity risk by continuously monitoring forecast and actual gross profit and cash flows from operations, and compares it to forecasted cash requirements for capital expenditures and debt obligations.

The following table presents the contractual terms to maturity of the financial liabilities, reflecting undiscounted disbursements, owed by the Company as at December 31, 2009:

	Carrying	Contractual	Less Than	1 to 2	2 to 5	More Than
	Amount	Cash Flows	1 Year	Years	Years	5 Years
Non-derivative financial liabilities:
Accounts payable and accrued liabilities	$23,320	$23,320	$23,320	$—	$—	$—
Short-term indebtedness	13,066	13,066	13,066	—	—	—
Shareholder loan	4,474	4,474	4,474	—	—	—
Long-term debt	58,712	58,712	11,735	11,735	11,735	23,507
Interest on shareholder loan and long-term debt		8,019	2,615	2,034	3,017	353
Derivative financial liabilities	2,256	5,977	1,809	1,501	2,528	139

The contractual cash flows shown in the table above for derivative financial liabilities represent the gross cash flows of the derivative arrangements.

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

(e)	Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its financial instruments. The Company uses derivative instruments, such as forward foreign currency contracts and interest rate swap contracts to manage the Company’s exposure to fluctuations in cash flows resulting from foreign exchange risk and interest rate risk related to fixed price and/or foreign denominated sales and purchases, including anticipated transactions. The Company buys and sells derivatives in the ordinary course of business and all such transactions are carried out within the guidelines set out in established policies. The Company’s policy is not to enter into derivative instruments for trading or speculative purposes

(i)	Foreign exchange risk:

The Company markets its products primarily in North America and Europe and substantially all of the Company’s financial assets and liabilities originate in Canadian dollars, US dollars and Euros.

The Company is exposed to currency risk for sales and purchases that are denominated in US dollars and Euros. The Company manages this currency risk through the sale of US dollars in the spot market and by US dollar foreign currency contract sales with notional amounts at December 31, 2009 of US $27,000 (2008 — US $48,000).

Current asset US dollar foreign exchange exposure is mitigated through denominating short-term indebtedness in US dollars.

(ii)	Interest rate risk:

The Company is subject to interest rate risk on its cash and cash equivalents, short-term indebtedness, shareholder loan and long-term debt.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. Interest rate risk related to cash and cash equivalents and short-term indebtedness is not significant at December 31, 2009 due to the short term, highly liquid nature of these instruments. The Company believes that interest rate risk is low on cash and cash equivalents as interest rates range from 0.5% to 3.0%. The Company’s variable rate debt instruments described in note 9 exposes the Company to cash flow interest rate risk. The Company has hedged 50% of Tranche A of the Deutsche Bank syndicate loan exposure to fluctuations in interest rates related to this instrument by entering into a pay-fixed, receive floating interest rate swap agreement designated as a hedging instrument under the cash flow hedge accounting model. The Company has also economically hedged 100% of Tranche B of the Deutsche Bank syndicate loan exposure, subsequent to September 30, 2009, to fluctuations in interest rates related to this instrument by entering into a pay-fixed, receive floating interest rate swap agreement not designated as a hedging instrument.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company does not account for its fixed rate debt instruments as held for trading; therefore, a change in interest rates at the reporting date would not affect net income with respect to these fixed rate instruments. The Company’s interest rate swap agreements expose the Company to fair value interest rate risk.

(iii)	Forward foreign currency contracts and interest rate swaps:

At December 31, 2009, the notional and fair values of the interest rate swaps designated as hedges are $8,148 and ($309) respectively. The maturity of the interest rate swaps is December 31, 2013.

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

At December 31, the notional and fair values of the derivative instruments not designated as hedges are as follows:

		2009			2008
				Fair Value			Fair Value
	Maturities	Notional		(Canadian $)	Notional		(Canadian $)

Liabilities
Forward foreign currency contracts	January 2010 — December 2010	US$	27,000	$2,771	US$	48,000	$(900)
Interest rate swaps	December 31, 2013	Euro	25,772	(1,947)	Euro	25,773	(1,249)

As part of the sale of the Company’s shares (note 20), the forward foreign currency contracts were settled for $2,148 in cash in January 2010.

17.	Segmented information:

The Company has two operating segments. Management defines these segments by the domicile of the subsidiaries and from where they primarily derive their revenue.

(a)	Reportable segments:

Segmented information of the Company for the year ended December 31, 2009 and for the year ended December 31, 2008 are as follows:

	North America	Europe	Total

Revenue from external customers	$97,777	$132,934	$230,711

Earnings from operations before the undernoted	$5,938	$12,309	$18,247
Interest expense	161	3,743	3,904
Change in fair value of derivative instruments	(3,671)	698	(2,973)

Earnings before income taxes	$9,448	7,868	$17,316

Capital expenditures, net of grants	$3,927	$24,525	$28,452

Total assets, December 31, 2009	$78,891	$122,425	$201,316

2008	North America	Europe	Total

Revenue from external customers	$95,117	$131,920	$227,037

Earnings from operations before the undernoted	$9,000	$19,027	$28,027
Interest expense	447	2,553	3,000
Change in fair value of derivative instruments	900	1,249	2,149

Earnings before income taxes	$7,653	$15,225	$22,878

Capital expenditures, net of grants	$5,514	$33,512	$39,026

Total assets, December 31, 2008	$71,263	$116,972	$188,235

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

(b)	Geographic information:

Geographic information regarding sales and property, plant and equipment are as follows:

	North America	Europe	Total

Revenue from external customers:
2009	$97,777	$132,934	$230,711
2008	95,117	131,920	227,037
Property, plant and equipment:
2009	$26,563	$79,296	$105,859
2008	24,410	67,684	92,094

Revenue and property, plant and equipment are attributable to geographic areas based on the domicile of the subsidiary generating the related revenue.

(c)	Major customers:

Two customers from the North American operations and two customers from the European operations represent approximately 72% (2008 — 72%) of total revenue.

18.	Supplementary cash flow information:

	2009	2008

Interest paid	$4,249	$3,001
Income taxes paid	2,813	2,386

19.	Reconciliation to United States Generally Accepted Accounting Principles:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in many respects, conforms to accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences in those principles, as they apply to the Company’s net earnings, comprehensive income/loss and shareholders’ equity, are described below.

Reconciliation of net earnings under Canadian GAAP to US GAAP:

	2009	2008

Net earnings for the year based on Canadian GAAP	$15,550	$22,840
Adjustments:
Stock-based compensation(a)	398	(963)
Hedging(b)	(29)	(668)
Capitalization of interest, net(c)	2,606	697
Income taxes(a)(b)(c)	(722)	23

Net earnings for the year based on US GAAP	$17,803	$21,929

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

Reconciliation of other comprehensive income (loss) under Canadian GAAP to US GAAP:

	2009	2008

Other comprehensive income (loss) for the year based on Canadian GAAP	$(6,358)	$6,768
Adjustments Hedging(b)	29	668
Income taxes(a)(b)(c)	(8)	(218)

Other comprehensive income (loss) for the year based on US GAAP	$(6,337)	$7,218

Comprehensive income for the year based on US GAAP	$11,466	$29,147

Reconciliation of consolidated shareholders’ equity under Canadian GAAP to US GAAP:

	2009	2008

Shareholders’ equity at year end based on Canadian GAAP	$98,884	$89,692
Adjustments
Stock-based compensation(a)	(1,112)	(1,510)
Capitalization of interest, net(c)	3,514	908
Income taxes(a)(b)(c)	(984)	(254)

Shareholders’ equity at year end based on US GAAP	$100,302	$88,836

(a)	Stock-based compensation:

Under Canadian GAAP the liability for the Company’s stock option plan is recorded using the intrinsic value method. Under US GAAP, FASB Accounting Standards Codification Topic 718 “Compensation — stock compensation”, the Company measures the stock option obligation using the fair value method as at each reporting date. At December 31, 2009 and 2008 this resulted in an increase in the recorded liability and reduction in shareholders’ equity of $1,112 and $1,510, respectively. This also resulted in a decrease in the related compensation expense recognized and an increase in net earnings of $398 for the year ended December 31, 2009 and an increase in the related compensation expense recognized and a decrease in net earnings of $963 for the year ended December 31, 2008.

(b)	Hedging:

Under Canadian GAAP, the Company designated certain interest rate swaps as cash flow hedges for accounting purposes. The change in fair value related to these designated cash flow hedges was recorded in other comprehensive income (loss). The Company has not designated these interest rate swaps as accounting hedges under US GAAP and as a result, the change in fair value of these interest rate swaps for each period presented is recorded in earnings and no amounts relating to these interest rate swaps are recorded in other comprehensive income (loss) for US GAAP purposes. There is no effect on shareholders’ equity at each period end since there is an offsetting effect on retained earnings and accumulated other comprehensive income (loss).

As a result of this difference, for US GAAP purposes, earnings for the year ended December 31, 2009 and 2008 has been decreased by $21 (net of tax of $8) and $450 (net of tax of $218), respectively.

(c)	Capitalization of interest:

US GAAP requires that interest related to construction for qualifying assets be capitalized when the Company has incurred interest charges. During the years ended December 31, 2009, 2008, 2007 and 2005, the Company constructed certain plant and equipment and buildings for which interest would have been

CONCERT INDUSTRIES CORP.

Notes to Consolidated Financial Statements — (Continued)

capitalized under US GAAP. Consequently, the Company is capitalizing interest costs which were charged to earnings under Canadian GAAP, with an offsetting increase in amortization charged relating to the interest capitalized.

As a result of this difference, for US GAAP purposes, earnings for the year ended December 31, 2009 and 2008 has been increased by $1,876 (net of tax of $730) and $502 (net of tax of $195), respectively. Shareholders’ equity at December 31, 2009 and 2008 has been increased by $2,530 (net of tax of $984) and $654 (net of tax of $254), respectively.

20.	Subsequent events:

On January 4, 2010, Tricap signed an agreement to sell all outstanding shares of the Company to P.H. Glatfelter Company. The sale was completed on February 12, 2010. Subsequent to this sale transaction, the Company was amalgamated into Glatfelter Canada Ltd.